SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 11-K

X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 1994

                            OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission file number  0-11113


Full Title of the Plan and the Address of the Plan:

Santa Barbara Bank & Trust
Employee Stock Ownership Plan and Trust
1021 Anacapa Street
Santa Barbara, CA 93101

Name of Issuer of the securities held pursuant to the plan and the address of the principal executive office:

Santa Barbara Bancorp
1021 Anacapa Street
Santa Barbara, CA 93101



Exhibit Index on Page 14

Item 1  Changes in the Plan
The Plan was amended in its entirety and restated on JuneXXXXX 28, 1994 to reflect all prior amendments to the Plan and the requirements of the Tax Reform Act of 1986 and subsequent legislation.

Item 2  Changes in Investment Policy
- - not applicable -

Item 3  Contributions Under the Plan
The Issuer, Santa Barbara Bank & Trust, has made the following contributions during the last five fiscal years:

Plan Year        Contribution
1990              $2,269,000
1991              $1,234,443
1992              $  942,023
1993              $1,403,638
1994              $        0

Item 4  Participating Employees
As of December 31, 1994 there were 417 employees participating in the Plan.

Item 5  Administration of the Plan
a. The names and addresses of the persons who administer the plan, the capacity in which they act, and their positions or offices with the issuer are as follows:

Managers:
 Donald M. Anderson                      Chairman of Board of Directors
 David W. Spainhour                      President, Chief Executive Officer
 William S. Thomas, Jr.                  Executive Vice President
                                         Chief Operating Officer
 John J. McGrath                         Senior Vice President,
                                         Chief Credit Officer
 Jay D. Smith                            Senior Vice President, General
                                         Counsel and Corporate Secretary
 Kent M. Vining                          Senior Vice President,
                                         Chief Financial Officer

Trustee:
Santa Barbara Bank & Trust

Paulette Posch, Trust Officer
 Vice President, EBT and Plan
 Administration Manager

The address for all of the above is Santa Barbara Bank & Trust, P.O. Box 1119, Santa Barbara, CA 93102.

b. None of the above received any compensation from the Plan for services in any capacity during the last fiscal year.

Item 6 Custodian of Investments

a. The name, address, and business of the custodian of the securities and investments of the Plan is Paulette Posch, Trust Division, Santa Barbara Bank & trust, P.O. Box 1119, Santa Barbara, CA 93102. She is EBT and Plan Administration Manager for the Issuer of the Plan.

b. The above person received no compensation from the Plan for services rendered in any capacity during the last fiscal year.

c. The Bank holds an errors and omissions bond in the amount of $5,000,000 in connection with the custody of security investments including those of the Plan.

Item 7  Reports to Participating Employees
Each employee received a Certificate of Participation in the Plan on or about February 24, 1995. This certificate sets forth the status of the individual's account as of the end of the Plan year. The Summary Annual Report is distributed during the third quarter of the year. This report summarizes operations for the Plan year and explains participants' rights.

Item 8  Investment of Funds
- - not applicable -

Item 9  Financial Statements and Exhibits
a.  Financial Statements of the Plan for the years ended
    December 31, 1994 and 1993 filed herewith include:
i.  Statements of Net Assets Available for Plan Benefits
ii. Statements of Changes in Net Assets Available for Plan Benefits
b.  Exhibits:
The following exhibits are included herewith:
i.  Consents of experts and counsel.
ii. Amended and restated Employee Stock Ownership Plan and Trust.

Signatures:

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Santa Barbara Bank & Trust
Employee Stock Ownership Plan & Trust


Date    June 28, 1995    By    /X/Jay Donald Smith
Jay Donald Smith
Senior Vice President
of Santa Barbara Bank & Trust, Trustee

SANTA BARBARA BANK & TRUST EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS DECEMBER 31, 1994 AND 1993





AUDITORS' REPORT

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of
    December 31, 1994 and 1993

Statements of Changes in Net Assets Available for Plan Benefits for the
    Years Ended December 31, 1994 and 1993

Notes to Financial Statements



SUPPLEMENTAL SCHEDULE:

Schedule of Assets Held for Investment as of December 31, 1994

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the Santa Barbara Bank & Trust
	Employee Stock Ownership Plan & Trust

We have audited the accompanying statements of net assets available for plan benefits of Santa Barbara Bank & Trust Employee Stock Ownership Plan & Trust (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plans Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those Standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 1994 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen & Co.

Los Angeles, California
June 15, 1995

Santa Barbara Bank & Trust
Plan Number 003
EIN 95-2089059P
Employee Stock Ownership Plan & Trust

Statements of Net Assets Available for Plan Benefits as of December 31, 1994 and 1993

ASSETS:                                          1994           1993

  Investment in Common Stock of
     Santa Barbara Bancorp (Notes 1 and 4)   $13,821,800    $12,515,666
  Investment in Mutual Funds                     440,147              0
  Cash                                            11,776        464,535
  Dividend receivable                                434              0
  Interest receivable                                229          1,033
  Total assets                                14,274,386     12,981,234

LESS LIABILITIES:

  Liability to plan participants (Note 6)        470,631        200,533
  Total Liabilities                              470,631        200,533

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                              $13,803,755    $12,780,701

  The accompanying notes are an integral part of these statements.

Santa Barbara Bank & Trust
Plan Number 003
EIN 95-2089059P
Employee Stock Ownership Plan & Trust

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1994 and 1993


                                                 1994            1993

Net assets at beginning of year             $12,780,701      $9,857,546

Net investment gain:

   Realized appreciation on Common Stock of
     Santa Barbara Bancorp                       60,501          59,337
   Realized depreciation on Mutual Funds         (1,176)              0
   Unrealized appreciation
     on Common Stock of Santa Barbara Bancorp 1,934,971       2,037,378
   Unrealized depreciation on Mutual Funds      (12,568)              0
   Dividends on Common Stock of
     Santa Barbara Bancorp                      434,098         411,332
   Dividends on Mutual Funds                      8,518               0
   Interest income                                3,100           9,889
   Capital gain distribution                      4,534               0
     Total net investment gain                2,431,978       2,517,936

Employer contribution                                 0       1,403,638
Employee buy back                                     0           7,069

Interest expense                                      0          (3,638)

Payment of dividends to participants           (418,806)       (358,120)
Distributions to Plan participants             (990,118)       (643,730)
Net assets at end of year                   $13,803,755     $12,780,701

The accompanying notes are an integral part of these statements.

Santa Barbara Bank & Trust
Employee Stock Ownership Plan & Trust
Plan Number 003
EIN 95-2089059P

Notes to Financial Statements as of December 31, 1994 and 1993


1.	Plan Description and Significant Accounting Policies

The Santa Barbara Bank & Trust Employee Stock
Ownership Plan & Trust (the Plan) was approved by the
Board of Directors of Santa Barbara Bank & Trust (the
Bank) on January 8, 1985. The Bank is a wholly owned subsidiary of Santa Barbara Bancorp (the Company).
Since the initial purchase of common stock of the Company in January, 1985, the plan has made several other large purchases of the Company's stock.

The Plan covers employees of the Bank after one year of employment who are full-time or part-time and who work more than 1,000 hours during the plan year.
Contributions by the bank to the plan are discretionary, but generally have been approximately
10 percent of pre-tax Bank profits prior to employer contributions to the Plan, reduced by the amounts paid to the Salary Savings Plan and adjusted for the difference between the provision for loan loss and actual net charge-offs, unless additional amounts are required by the Plan for debt service and/or stock purchases. The plan is noncontributory.

The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended.

When employees have been participating in an ESOP for ten years and have attained age 55, the Internal
Revenue Code requires the ESOP to permit those "qualified" employees to begin to diversify the assets that are held in their accounts. In 1995, the Plan will have been in effect ten years. To begin the diversification process, in 1993, the Bank decided to permit those participants who would become "qualified participants" in the years 1995 - 2000 to diversify a portion of their vested account balance by having the Plan sell a number of their allocated shares representing not more than 25% of the value of their account balance. The shares were purchased by the Company through the tender offer that the Company made to its shareholders on October 1, 1993. The first diversification occurred in 1994.

Participants in the Plan receive allocations of forfeitures and bank contributions based on their eligible compensation. The plan's invested assets consist solely of Santa Barbara Bancorp stock, a money market fund invested at Santa Barbara Bank &
Trust and shares in various mutual funds as shown in the supplemental Schedule of Assets Held for Investment as of December 31, 1994. The realized appreciation shown on the Statements of Changes in Net Assets Available for Plan
Benefits arise from distribution of participants' shares upon their termination.

Participants vest in their account as follows:


Plan Years of Service      Percent Vested

Less than 2 years                0%
2 years                         20%
3 years                         30%
4 years                         40%
5 years                         60%
6 years                         80%
7 years                        100%


All participants are considered fully vested upon attainment of retirement age (65) or their earlier qualifying retirement or disability, or their death.

In the event of termination of the Plan, all participants will be fully vested and the Bank, as the Trustee, will be directed to distribute the participants' equity to participants in proportion to their accounts.

All administrative expenses are paid by the Bank.

The significant accounting policies of the Plan are as follows:

A.	Contributions from the Bank are recorded on an
accrual basis and are allocated annually to individual participants' accounts as provided by the Plan and in accordance with the law, net of amounts used to make payments on any debt such as that described in Note 3 below.

B.	Investment income is accrued and is allocated to
individual participants' accounts quarterly.

C.	The Plan requires unvested amounts forfeited by
former participants to be allocated among the individual accounts of active participants at the end of the next plan year.

D.	Investments in the Common Stock of the Company
are stated at fair value and unrealized
appreciation or depreciation is recorded in income currently, but is not allocated to individual participants' accounts. Fair value is determined by an independent appraiser. Realized appreciation on investments represents the excess of fair value over cost (cost equals the market value at the beginning of the period as more fully described below) of vested shares distributed to terminated plan participants.

E.	The Plan accounts for investments by means of the
current value approach whereby the realized and unrealized appreciation and depreciation of Plan assets is based on the value of the assets at the beginning of the plan year or at the time of purchase during the year. The use of the current value approach is required for reporting to the U.S. Department of Labor.

2.	Tax Status

The United States Treasury Department advised on
September 24, 1985 that the Plan constitutes an Employee Stock Ownership Plan (ESOP) under section
4975(e)(7) of the Internal Revenue Code and a qualified Stock Bonus Plan under section 401(a) of the Internal Revenue Code. Subsequent to year end, the Internal Revenue Service ("IRS") advised on
February 23, 1995 that the plan, as updated for plan amendments continues to meet the IRS requirements and that the trust continues to be tax-exempt.

3.	Note Payable

In 1990, the Plan obtained a loan to partially finance the purchase of Common Stock of the Company. The terms of the note required quarterly principal payments of $200,000 and monthly interest payments.
Interest was set at a fluctuating rate per annum equal to: (i) one half of one percent in excess of the lending bank's prime rate until March 31, 1993, (ii) three quarters of one percent in excess of the lending bank's prime rate from March 31, 1993 to March 31, 1994 and one percent in excess of the lending bank's prime rate from March 31, 1994 until the note was to mature on December 31, 1995. The note was secured by pledged shares of the Company's Common Stock. The note was guaranteed by the Company.

The outstanding balance of $1,400,000 was paid off by the plan on January 15, 1993.


4.	Investment in Common Stock of Santa Barbara Bancorp

The changes in the investment account for the year ended December 31, 1994 are summarized as follows:


                                                      Allocated
Total number of shares as of January 1, 1994             582,124
Distributions to plan participants                       (29,252)
Balance as of December 31, 1994                          552,872


Fair value per share as of December 31, 1994              $25.00


Number of participants                                       417

As explained in Note 1, under the current value method of accounting for investments, the cost of investments is equal to the market value of the investment at the level of the previous year. The cost for shares of Santa
Barbara Bancorp for determining realized and unrealized appreciation for the year ended December 31, 1994 is $21.50 per share.

5.	Repurchase of Shares

By the terms of the Plan, terminating employees at the time of their termination may require that the Plan repurchase Santa Barbara Bancorp stock that was distributed to them. If requested to repurchase by the employee, the Plan repurchases the stock at the fair value of the stock at the end of the preceding quarter.
Repurchased shares are retained by the Plan and therefore are not reported in the table as a change in the Investment in Common Stock of the Company.
The market value of investments other than stock is distributed to terminating employees in cash so there is no repurchase provision needed with respect to the diversification assets.


6.	Liabilities to Plan Participants

Participants have direct ownership of the shares of Company stock in their accounts. Upon their termination of employment, they receive the vested portion of these shares of stock. Amounts of cash and stock not yet distributed are shown in these statements as a liability owed to Plan participants.


7.	Dividends

In 1993, with the note payable, described in Note 3, having been repaid, the Advisory Committee of the plan decided to begin distributing the cash dividends on allocated shares directly to participants as received from the Company. Cash dividends on unallocated shares were allocated to participants' accounts at the end of year.

Santa Barbara Bank & Trust
Plan Number 003
EIN 95-2089059P
Employee Stock Ownership Plan

Schedule of Assets Held for Investment as of December 31, 1994

Identity of issue,
borrower, lessor, or                                                  Current
similar party             Description of investment       Cost         Value
- --------------------      -------------------------    ----------   -----------
Santa Barbara Bancorp*    552,872 common stock shares  $11,886,829   $13,821,800
Fed. St Inter Govt TR     4,232 shares                      43,566        42,787
Federated Income Trust    6,950 shares                      68,578        66,721
Federated Stock Trust     130 common stock shares            3,228         3,130
Fed. Index Tr Mid-Cap     10,502 common stock shares       112,864       109,012
Fed. Index Tr Mini-Cap    3,899 common stock shares         44,214        44,137
Fed. Index Tr Max-Cap     11,427 common stock shares       134,348       133,243
International Equity Fund 2,367 common stock shares         45,917        41,117
Money Market Fund*        11,776 shares                     11,776        11,776
Total Investments                                      $12,351,320   $14,273,723

* Party in interest to the Plan.

The accompanying notes to the financial statements are an integral part of this schedule.

EXHIBIT INDEX


                                                                 Sequential
                                                                    Page
Exhibit                                                            Number

23  Consent of Independent Public Accountants                        15

99  Amended and Restated Employee Stock
    Ownership Plan and Trust                                         16

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated May 31, 1995, into this Form 11-K and into Santa Barbara Bancorp's previously filed Form S-8 Registration Statements File
Nos. 33-5493, 2-83293, 33-43560 and 33-48724. It should be noted that we have not audited any financial statements of Santa Barbara Bancorp and Subsidiaries subsequent to December 31, 1994 or performed any audit procedures subsequent to the date of our report.


Arthur Andersen LLP

Los Angeles, California
May 31, 1995

EXHIBIT 99

AMENDED AND RESTATED EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST



SANTA BARBARA BANK & TRUST

EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

TABLE OF CONTENTS

Section     Page

1.     DEFINITIONS                                                      1

2.     TOP HEAVY AND ADMINISTRATION                                    15
     2.1     Top Heavy Plan Requirements                               15
     2.2     Determination Of Top Heavy Status                         16
     2.3     Powers and Responsibilities of the Employer               19
     2.4     Administrator                                             19
     2.5     Allocation and Delegation of Responsibilities             20
     2.6     Powers and Duties of the Administrator                    20
     2.7     Records and Reports                                       21
     2.8     Appointment of Advisers                                   22
     2.9     Information From Employer                                 22
     2.10     Payment of Expenses                                      22
     2.11     Majority Actions                                         22
     2.12     Claims Procedure                                         22
     2.13     Claims Review Procedure                                  23

3.     ELIGIBILITY                                                     23
     3.1     Conditions of Eligibility                                 23
     3.2     Application for Participation                             24
     3.3     Effective Date of Participation                           24
     3.4     Determination of Eligibility                              24
     3.5     Termination of Eligibility                                24
     3.6     Omission Of Eligible Employee                             24
     3.7     Inclusion of Ineligible Employee                          25
     3.8     Election Not to Participate                               25

4.     CONTRIBUTION AND ALLOCATION                                     25
     4.1     Formula For Determining Employer's Contribution           25
     4.2     Time of Payment of Employer's Contribution                25
     4.3     Allocation of Contribution, Forfeitures and Earnings      25
     4.4     Maximum Annual Additions                                  30
     4.5     Adjustment For Excessive Annual Additions                 35
     4.6     Directed Investment of Accounts                           36

5.     FUNDING AND INVESTMENT POLICY                                   39
     5.1     Investment Policy                                         39
     5.2     Application Of Cash                                       40
     5.3     Transactions Involving Company Stock                      40
     5.4     Loans to the Trust                                        41

6.     VALUATIONS                                                      42
     6.1     Valuation of the Trust Fund                               42
     6.2     Method of Valuation                                       42

7.     DETERMINATION AND DISTRIBUTION OF BENEFITS.                     43
     7.1     Determination of Benefits Upon Retirement                 43
     7.2     Determination of Benefits Upon Death                      43
     7.3     Determination of Benefits in Event of Disability          44
     7.4     Determination of Benefits Upon Termination                44
     7.5     Distribution of Benefits                                  49
     7.6     How Plan Benefit Will be Distributed                      53
     7.7     Distribution for Minor Beneficiary                        54
     7.8     Location of Participant or Beneficiary Unknown            54
     7.9     Right of First Refusal                                    54
     7.10     Stock Certificate Legend                                 56
     7.11     Put Option                                               56
     7.12     Nonterminable Protections and Rights                     58
     7.13     Qualified Domestic Relations Order Distribution          58

8.     TRUSTEE                                                         58
     8.1     Basic Responsibilities of the Trustee                     58
     8.2     Investment Powers and Duties of the Trustee               59
     8.3     Other Powers of the Trustee                               60
     8.4     Voting Company Stock                                      63
     8.5     Duties Of The Trustee Regarding Payments                  64
     8.6     Trustee's Compensation and Expenses and Taxes             64
     8.7     Annual Report of the Trustee                              65
     8.8     Audit                                                     66
     8.9     Resignation, Removal and Succession of Trustee            66
     8.10     Transfer of Interest                                     67
     8.11     Direct Rollover                                          67

9.     AMENDMENT, TERMINATION AND MERGERS                              68
     9.1     Amendment                                                 68
     9.2     Termination                                               69
     9.3     Merger or Consolidation                                   69

10.     MISCELLANEOUS                                                  70
     10.1     Participant's Rights                                     70
     10.2     Alienation                                               70
     10.3     Construction of Plan                                     70
     10.4     Gender and Number                                        71
     10.5     Legal Action                                             71
     10.6     Prohibition Against Diversion of Funds                   71
     10.7     Bonding                                                  71
     10.8     Employer's and Trustee's Protective Clause               72
     10.9     Insurer's Protective Clause                              72
     10.10     Receipt and Release for Payments                        72
     10.11     Action by the Employer                                  72
     10.12     Named Fiduciaries and Allocation of Responsibility      72
     10.13     Headings                                                73
     10.14     Approval by Internal Revenue Service                    73
     10.15     Uniformity                                              74
     10.16     Securities and Exchange Commission Approval             74




     THIS AGREEMENT is made and entered into this ____ day of June, 1994, by and between SANTA BARBARA BANK & TRUST, a California corporation, as Employer (herein referred to as the "Employer"), and SANTA BARBARA BANK & TRUST, a California corporation, as Trustee (herein referred to as the "Trustee"), with reference to the following facts:

     RECITALS:

     A. The Employer established an Employee Stock Ownership Plan and Trust effective January 1, 1985 (the "Effective Date"), known as Santa Barbara Bank & Trust Employee Stock Ownership Plan and Trust (herein referred to as the "Plan"), in recognition of the contribution made to its successful operation by its employees and for the exclusive benefit of its eligible employees.

     B. Contributions to the trust under the Plan will be made by the Employer and invested by the Trustee primarily in the stock of the Employer.

     C. Under the terms of the Plan, the Employer has the ability to amend the Plan, provided the Trustee joins in such amendment if the provisions of the Plan affecting the Trustee are amended.

     D. The Employer desires to amend and restate the Plan to reflect the requirements of the Tax Reform Act of 1986, and subsequent legislation, judicial decisions, and rulings.

     AGREEMENT:

     NOW, THEREFORE, effective January 1, 1989, except as otherwise provided, the Employer and the Trustee in accordance with the provisions of the Plan pertaining to amendments thereof, hereby amend and restate the Plan in its entirety to provide as follows:

1.     DEFINITIONS

     1.1 "Act" or "ERISA" means the Employee Retirement Income Security Act of 1974, as it may be amended from time to time.

     1.2 "Administrator" means the person or entity designated by the Employer pursuant to Section 2.4 to administer the Plan on behalf of the Employer.

     1.3 "Affiliated Employer" means any corporation which is a member of a controlled group of corporations (as defined in Code Section 414(b)) which includes the Employer; any trade or business (whether or not incorporated) which is under common control (as defined in Code Section 414(c)) with the Employer; any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in Code
Section 414(m)) which includes the Employer; and any other entity required to be aggregated with the Employer pursuant to Regulations under Code
Section 414(o).

     1.4 "Aggregate Account" means, with respect to each Participant, the value of all accounts maintained on behalf of a Participant, whether attributable to Employer or Employee contributions, subject to the provisions of Section 2.2.

     1.5 "Anniversary Date" means last day of each calendar quarter in the Plan Year.

     1.6 "Beneficiary" means the person to whom the share of a deceased Participant's total account is payable, subject to the restrictions of Sections 7.2 and 7.5.

     1.7 "Code" means the Internal Revenue Code of 1986, as amended or replaced from time to time.

     1.8 "Company Stock" means common stock issued by the Employer (or by a corporation which is a member of the controlled group of corporations of which the Employer is a member) which is readily tradeable on an established securities market. If there is no common stock which meets the foregoing requirement, the term "Company Stock" means common stock issued by the Employer (or by a corporation which is a member of the same controlled group) having a combination of voting power and dividend rights equal to or in excess of: (A) that class of common stock of the Employer (or of any other such corporation) having the greatest voting power, and
(B) that class of common stock of the Employer (or of any other such corporation) having the greatest dividend rights. Noncallable preferred stock shall be deemed to be "Company Stock" if such stock is convertible at any time into stock which constitutes "Company Stock" hereunder and if such conversion is at a conversion price which (as of the date of the acquisition by the Trust) is reasonable. For purposes of the preceding sentence, pursuant to Regulations, preferred stock shall be treated as noncallable if after the call there will be a reasonable opportunity for a conversion which meets the requirements of the preceding sentence.

     1.9 "Company Stock Account" means the account of a Participant which is credited with the shares of Company Stock purchased and paid for by the Trust Fund or contributed to the Trust Fund.

     1.10 "Compensation" with respect to any Participant means such Participant's wages as defined in Code Section 3401(a) and all other payments of compensation by the Employer (in the course of the Employer's trade or business) for a Plan Year for which the Employer is required to furnish the Participant a written statement under Code Sections 6041(d), 6051(a)(3) and 6052. Compensation must be determined without regard to any rules under Code Section 3401(a) that limit the remuneration included in wages based on the nature or location of the employment or the services performed (such as the exception for agricultural labor in Code Section 3401(a)(2)).

          1.10.1 Adjustments. For purposes of this Section, the determination of Compensation shall be made by including amounts which are contributed by the Employer pursuant to a salary reduction agreement and which are not includable in the gross income of the Participant under Code Sections 125, 402(e)(3), 402(h), 403(b) or 457, and Employee contributions described in Code Section 414(h)(2) that are treated as Employer contributions.

          1.10.2 Initial Year. For a Participant's initial year of participation, Compensation shall be recognized as of such Employee's effective date of participation pursuant to Section 3.3.

          1.10.3      Limit on Amount.  For the Plan Years beginning:

               A. Prior to January 1, 1994, Compensation in excess of $200,000 shall be disregarded. Such amount shall be adjusted at the same time and in such manner as permitted under Code Section 415(d), except that the dollar increase in effect on January 1 of any calendar year shall be effective for the Plan Year beginning with or within such calendar year and the first adjustment to the $200,000 limitation shall be effective on January 1, 1990. For any short Plan Year the Compensation limit shall be an amount equal to the Compensation limit for the calendar year in which the Plan Year begins multiplied by the ratio obtained by dividing the number of full months in the short Plan Year by twelve (12). In applying this limitation, the family group of a Highly Compensated Participant who is subject to the Family Member aggregation rules of Code Section 414(q)(6) because such Participant is either a "five percent owner" of the Employer or one of the ten (10) Highly Compensated Employees paid the greatest "415 Compensation" during the year, shall be treated as a single Participant, except that for this purpose Family Members shall include only the affected Participant's spouse and any lineal descendants who have not attained age nineteen (19) before the close of the year. If, as a result of the application of such rules the adjusted $200,000 limitation is exceeded, then the limitation shall be prorated among the affected Family Members in proportion to each such Family Member's Compensation prior to the application of this limitation, or the limitation shall be adjusted in accordance with any other method permitted by Regulation.

               B. In addition to the other limitations set forth in this Plan, and notwithstanding any of the provision of this Plan to the contrary, for Plan Years beginning on or after January 1, 1994, the annual Compensation of each Employee taken into account under this Plan shall not exceed the One Hundred Fifty Thousand Dollars ($150,000), as adjusted by the Internal Revenue Service for cost of living increases in accordance with Code Section 401(a)(17)(B).

                    (1) The cost of living adjustment in effect for a calendar year applies to any period which begins in that calendar year, does not exceed twelve months, and for which Compensation is required to be determined (the "determination period"). If a determination period consists of fewer than twelve (12) months, then the annual compensation limit for such period shall be $150,000 (or such greater amount determined in accordance with Code Section 401(a)(17)(B)), multiplied by a fraction, the numerator of which is the number of months in such determination period, and the denominator of which is twelve (12). For Plan Years beginning on or after January 1, 1994, any reference in this Plan to the limitation under Code Section 401(a)(17) shall mean such $150,000 limit (has adjusted pursuant to Code Section 401(a)(17)(B)) set forth in this
Section 1.8.4.

                    (2) If an Employee's benefits accruing in any Plan Year are determined by reference to the Employee's Compensation for any determination period commencing prior to such Plan Year, then the Compensation for such prior determination period shall be subject to the $150,000 limit (as adjusted pursuant to Code Section 401(a)(17)(B)) in effect for that prior determination period. For any such determination period beginning prior to the first day of the first Plan Year beginning on or after January 1, 1994, the annual compensation limit under this Section
1.8.3 shall be $150,000.

          1.10.4 Family Aggregation. If, as a result of such rules, the maximum "annual addition" limit of Section 4.4(a) would be exceeded for one or more of the affected Family Members, the prorated Compensation of all affected Family Members shall be adjusted to avoid or reduce any excess. The prorated Compensation of any affected Family Member whose allocation would exceed the limit shall be adjusted downward to the level needed to provide an allocation equal to such limit. The prorated Compensation of affected Family Members not affected by such limit shall then be adjusted upward on a pro rata basis not to exceed each such affected Family Member's Compensation as determined prior to application of the Family Member rule. The resulting allocation shall not exceed such individual's maximum "annual addition" limit. If, after these adjustments, an "excess amount" still results, such "excess amount" shall be disposed of in the manner described in Section 4.5.1 pro rata among all affected Family Members.

          1.10.5 Prior Definition. If, in connection with the adoption of this amendment and restatement, the definition of Compensation has been modified, then, for Plan Years prior to the Plan Year which includes the adoption date of this amendment and restatement, Compensation means compensation determined pursuant to the Plan then in effect.

          1.10.6 Prior Plan Years. For Plan Years beginning prior to January 1, 1989, the $200,000 limit (without regard to Family Member aggregation) shall apply only for Top Heavy Plan Years and shall not be adjusted.

     1.11 "Contract" or "Policy" means any life insurance policy, retirement income or annuity policy, or annuity contract (group or individual) issued pursuant to the terms of the Plan.

     1.12 "Current Obligations" means Trust obligations arising from extension of credit to the Trust and payable in cash within (1) year from the date an Employer contribution is due. With respect to the estates of decedents who died prior to July 13, 1989, Trust obligations shall include the liability for payment of taxes imposed by Code Section 2001, which liability is incurred pursuant to Code Section 2210(b).

     1.13 "Early Retirement Date" means the first day of the month (prior to the Normal Retirement Date) coinciding with or following the date on which a Participant or Former Participant attains age 55 and has completed at least 20 Years of Service with the Employer (Early Retirement
Age). A Participant shall become fully Vested upon satisfying this requirement if still employed at his Early Retirement Age.

          A Former Participant who terminates employment after satisfying the service requirement for Early Retirement and who thereafter reaches the age requirement contained herein shall be entitled to receive his benefits under this Plan.

     1.14 "Eligible Employee" means any Employee. Employees of Affiliated Employers shall not be eligible to participate in this Plan unless such Affiliated Employers have specifically adopted this Plan in writing.

     1.15 "Employee" means any person who is employed by the Employer or Affiliated Employer, but excludes any person who is an independent contractor. Employee shall include Leased Employees within the meaning of Code Sections 414(n)(2) and 414(o)(2) unless such Leased Employees are covered by a plan described in Code Section 414(n)(5) and such Leased Employees do not constitute more than 20% of the recipient's non-highly compensated work force.
     1.16 "Employer" means Santa Barbara Bank & Trust and any successor which shall maintain this Plan; and any predecessor which has maintained this Plan. The Employer is a corporation with principal offices in the State of California.

     1.17 "ESOP" means an employee stock ownership plan that meets the requirements of Code Section 4975(e)(7) and Regulation 54.4975-11.

     1.18 "Exempt Loan" means a loan made to the Plan by a disqualified person or a loan to the Plan which is guaranteed by a disqualified person and which satisfies the requirements of Section 2550.408b-3 of the Department of Labor Regulations, Section 54.4975-7(b) of the Treasury Regulations and Section 5.4 hereof.

     1.19      "Family Member" means, with respect to an affected
Participant, such Participant's spouse, such Participant's lineal descendants and ascendant and their spouses, all as described in Code
Section 414(q)(6)(B).

     1.20 "Fiduciary" means any person who (a) exercises any discretionary authority or discretionary control respecting management of the Plan or exercises any authority or control respecting management or disposition of its assets, (b) renders investment advice for a fee or other compensation, direct or indirect, with respect to any monies or other property of the Plan or has any authority or responsibility to do so, or
(c) has any discretionary authority or discretionary responsibility in the administration of the Plan, including, but not limited to, the Trustee, the Employer and its representative body, and the Administrator.

     1.21 "Fiscal Year" means the Employer's accounting year of 12 months commencing on January 1st of each year and ending the following December 31st.

     1.22 "Forfeiture" means that portion of a Participant's Account that is not Vested, and occurs on the earlier of (a) the distribution of the entire Vested portion of a Terminated Participant's Account, or (b) the last day of the Plan Year in which the Participant incurs five (5) consecutive 1-Year Breaks in Service. For purposes of Clause (a), above, in the case of a Terminated Participant whose Vested benefit is zero, such Terminated Participant shall be deemed to have received a distribution of his Vested benefit upon his termination of employment. Restoration of such amounts shall occur pursuant to Section 7.4.7.B, below. In addition, the term Forfeiture shall also include amounts deemed to be Forfeitures pursuant to any other provision of this Plan.

     1.23 "Former Participant" means a person who has been a Participant, but who has ceased to be a Participant for any reason.
     1.24 "415 Compensation" with respect to any Participant means such Participant's wages as defined in Code Section 3401(a) and all other payments of compensation by the Employer (in the course of the Employer's trade or business) for a Plan Year for which the Employer is required to furnish the Participant a written statement under Code Sections 6041(d), 6051(a)(3) and 6052. "415 Compensation" must be determined without regard to any rules under Code Section 3401(a) that limit the remuneration included in wages based on the nature or location of the employment or the services performed (such as the exception for agricultural labor in Code
Section 3401(a)(2)). If, in connection with the adoption of this amendment and restatement, the definition of "415 Compensation" has been modified, then, for Plan Years prior to the Plan Year which includes the adoption date of this amendment and restatement, "415 Compensation" means compensation determined pursuant to the Plan then in effect.

     1.25 "Highly Compensated Employee" means an Employee described in Code Section 414(q) and the Regulations thereunder.

          1.25.1 General. Generally, the term "Highly Compensated Employee" means an Employee who performed services for the Employer during the "determination year" and is in one or more of the following groups:

               A. Employees who at any time during the "determination year" or "look-back year" were "five percent owners" as defined in Section 1.30.3.

               B. Employees who received "415 Compensation" during the "look-back year" from the Employer in excess of $75,000.

               C. Employees who received "415 Compensation" during the "look-back year" from the Employer in excess of $50,000 and were in the Top Paid Group of Employees for the Plan Year.

               D. Employees who during the "look-back year" were officers of the Employer (as that term is defined within the meaning of the Regulations under Code Section 416) and received "415 Compensation" during the "look-back year" from the Employer greater than 50 percent of the limit in effect under Code Section 415(b)(1)(A) for any such Plan Year. The number of officers shall be limited to the lesser of (i) 50 employees; or
(ii) the greater of 3 employees or 10 percent of all employees. For the purpose of determining the number of officers, Employees described in Sections 1.50.3(A), 1.50.3(B), 1.50.3(C) and 1.50.3(D) shall be excluded, but such Employees shall still be considered for the purpose of identifying the particular Employees who are officers. If the Employer does not have at least one officer whose annual "415 Compensation" is in excess of 50 percent of the Code Section 415(b)(1)(A) limit, then the highest paid officer of the Employer will be treated as a Highly Compensated Employee.
               E. Employees who are in the group consisting of the 100 Employees paid the greatest "415 Compensation" during the "determination year" and are also described in Paragraphs B, C, or D, above, when these Paragraphs are modified to substitute "determination year" for "look-back year".

          1.25.2 Look Back Year. The "look-back year" shall be the calendar year ending with or within the Plan Year for which testing is being performed, and the "determination year" (if applicable) shall be the period of time, if any, which extends beyond the "look-back year" and ends on the last day of the Plan Year for which testing is being performed (the "lag period"). If the "lag period" is less than twelve months long, the dollar threshold amounts specified in Sections 1.25.2, 1.25.3, or 1.25.4 above shall be prorated based upon the number of months in the "lag period".

          1.25.3 Compensation. For purposes of this Section, the determination of "415 Compensation" shall be made by including amounts that would otherwise be excluded from a Participant's gross income by reason of the application of Code Sections 125, 402(e)(3), 402(h)(1)(B) and, in the case of Employer contributions made pursuant to a salary reduction agreement, by including amounts that would otherwise be excluded from a Participant's gross income by reason of the application of Code Section 403(b). Additionally, the dollar threshold amounts specified in Sections
1.25.2 and 1.25.3 above shall be adjusted at such time and in such manner as is provided in Regulations. In the case of such an adjustment, the dollar limits which shall be applied are those for the calendar year in which the "determination year" or "look-back year" begins.

          1.25.4 Other Rules. In determining who is a Highly Compensated Employee, Employees who are non-resident aliens and who received no earned income (within the meaning of Code Section 911(d)(2)) from the Employer constituting United States source income within the meaning of Code Section 861(a)(3) shall not be treated as Employees. Additionally, all Affiliated Employers shall be taken into account as a single employer and Leased Employees within the meaning of Code Sections 414(n)(2) and 414(o)(2) shall be considered Employees unless such Leased Employees are covered by a plan described in Code Section 414(n)(5) and are not covered in any qualified plan maintained by the Employer. The exclusion of Leased Employees for this purpose shall be applied on a uniform and consistent basis for all of the Employer's retirement plans. Highly Compensated Former Employees shall be treated as Highly Compensated Employees without regard to whether they performed services during the "determination year".

     1.26 "Highly Compensated Former Employee" means a former Employee who had a separation year prior to the "determination year" and was a Highly Compensated Employee in the year of separation from service or in any "determination year" after attaining age 55. Notwithstanding the foregoing, an Employee who separated from service prior to 1987 will be treated as a Highly Compensated Former Employee only if during the separation year (or year preceding the separation year) or any year after the Employee attains age 55 (or the last year ending before the Employee's 55th birthday), the Employee either received "415 Compensation" in excess of $50,000 or was a "five percent owner". For purposes of this Section, "determination year", "415 Compensation" and "five percent owner" shall be determined in accordance with Section 1.25. Highly Compensated Former Employees shall be treated as Highly Compensated Employees. The method set forth in this Section for determining who is a "Highly Compensated Former Employee" shall be applied on a uniform and consistent basis for all purposes for which the Code Section 414(q) definition is applicable.

     1.27      "Highly Compensated Participant" means any Highly
Compensated Employee who is eligible to participate in the Plan.

     1.28 "Hour of Service" means (a) each hour for which an Employee is directly or indirectly compensated or entitled to compensation by the Employer for the performance of duties during the applicable computation period; (b) each hour for which an Employee is directly or indirectly compensated or entitled to compensation by the Employer (irrespective of whether the employment relationship has terminated) for reasons other than performance of duties (such as vacation, holidays, sickness, jury duty, disability, lay-off, military duty or leave of absence) during the applicable computation period; (c) each hour for which back pay is awarded or agreed to by the Employer without regard to mitigation of damages. These hours will be credited to the Employee for the computation period or periods to which the award or agreement pertains rather than the computation period in which the award, agreement or payment is made. The same Hours of Service shall not be credited both under (a) or (b), as the case may be, and under (c).

          1.28.1 Limitations. Notwithstanding the above, (a) no more than 501 Hours of Service are required to be credited to an Employee on account of any single continuous period during which the Employee performs no duties (whether or not such period occurs in a single computation period); (b) an hour for which an Employee is directly or indirectly paid, or entitled to payment, on account of a period during which no duties are performed is not required to be credited to the Employee if such payment is made or due under a plan maintained solely for the purpose of complying with applicable worker's compensation, or unemployment compensation or disability insurance laws; and (c) Hours of Service are not required to be credited for a payment which solely reimburses an Employee for medical or medically related expenses incurred by the Employee.

          1.28.2 Payments. For purposes of this Section, a payment shall be deemed to be made by or due from the Employer regardless of whether such payment is made by or due from the Employer directly, or indirectly through, among others, a trust fund, or insurer, to which the Employer contributes or pays premiums and regardless of whether contributions made or due to the trust fund, insurer, or other entity are for the benefit of particular Employees or are on behalf of a group of Employees in the aggregate.

          1.28.3 Crediting Hours. An Hour of Service must be credited for the purpose of determining a Year of Service, a year of participation for purposes of accrued benefits, a 1-Year Break in Service, and employment commencement date (or reemployment commencement date). In addition, Hours of Service will be credited for employment with other Affiliated Employers. The provisions of Department of Labor regulations 2530.200b-2(b) and (c) are incorporated herein by reference.

     1.29 "Investment Manager" means an entity that (a) has the power to manage, acquire, or dispose of Plan assets and (b) acknowledges fiduciary responsibility to the Plan in writing. Such entity must be a person, firm, or corporation registered as an investment adviser under the Investment Advisers Act of 1940, a bank, or an insurance company.

     1.30 "Key Employee" means an Employee as defined in Code Section 416(i) and the Regulations thereunder.

          1.30.1 General. Generally, any Employee or former Employee (as well as each of his Beneficiaries) is considered a Key Employee if he, at any time during the Plan Year that contains the "Determination Date" or any of the preceding four (4) Plan Years, has been included in one of the following categories:

               A. An officer of the Employer (as that term is defined within the meaning of the Regulations under Code Section 416) having annual "415 Compensation" greater than 50 percent of the amount in effect under Code Section 415(b)(1)(A) for any such Plan Year.

               B. One of the ten employees having annual "415 Compensation" from the Employer for a Plan Year greater than the dollar limitation in effect under Code Section 415(c)(1)(A) for the calendar year in which such Plan Year ends and owning (or considered as owning within the meaning of Code Section 318) both more than one-half percent interest and the largest interests in the Employer.

               C. A "five percent owner" of the Employer. "Five percent owner" means any person who owns (or is considered as owning within the meaning of Code Section 318) more than five percent (5%) of the outstanding stock of the Employer or stock possessing more than five percent (5%) of the total combined voting power of ail stock of the Employer or, in the case of an unincorporated business, any person who owns more than five percent (5%) of the capital or profits interest in the Employer. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code Sections 414(b), (c), (m) and (o) shall be treated as separate employers.

               D. A "one percent owner" of the Employer having an annual "415 Compensation" from the Employer of more than $150,000. "One percent owner" means any person who owns (or is considered as owning within the meaning of Code Section 318) more than one percent (1%) of the outstanding stock of the Employer or stock possessing more than one percent (1%) of the total combined voting power of all stock of the Employer or, in the case of an unincorporated business, any person who owns more than one percent (1%) of the capital or profits interest in the Employer. In determining percentage ownership hereunder, employers that would otherwise be aggregated under Code Sections 414(b), (c), (m) and (o) shall be treated as separate employers. However, in determining whether an individual has "415 Compensation" of more than $150,000, "415 Compensation" from each employer required to be aggregated under Code Sections 414(b), (c), (m) and
(o) shall be taken into account.

          1.30.2 Compensation. For purposes of this Section, the determination of "415 Compensation" shall be made by including amounts that would otherwise be excluded from a Participant's gross income by reason of the application of Code Sections 125, 402(e)(3), 402(h)(1)(B) and, in the case of Employer contributions made pursuant to a salary reduction agreement, by including amounts that would otherwise be excluded from a Participant's gross income by reason of the application of Code Section 403(b).

     1.31 "Late Retirement Date" means the first day of the month coinciding with or next following a Participant's actual Retirement Date after having reached his Normal Retirement Date.

     1.32 "Leased Employee" means any person (other than an Employee of the recipient) who pursuant to an agreement between the recipient and any other person ("leasing organization") has performed services for the recipient (or for the recipient and related persons determined in accordance with Code Section 414(n)(6)) on a substantially full time basis for a period of at least one year, and such services are of a type historically performed by employees in the business field of the recipient employer. Contributions or benefits provided a Leased Employee by the leasing organization which are attributable to services performed for the recipient employer shall be treated as provided by the recipient employer. A Leased Employee shall not be considered an Employee of the recipient if both of the following requirements are satisfied:

          1.32.1 Money Purchase Pension Plan. Such employee is covered by a money purchase pension plan providing:

               A. A non-integrated employer contribution rate of at least 10% of compensation, as defined in Code Section 415(c)(3), but including amounts contributed pursuant to a salary reduction agreement which are excludable from the employee's gross income under Code Sections 125, 402(e)(3), 402(h) or 403(b);

               B.      Immediate participation; and

               C.      Full and immediate vesting; and

          1.32.2 20% Limit. Leased Employees do not constitute more than 20% of the recipient's non-highly compensated work force.

     1.33 "Non-Highly Compensated Participant" means any Participant who is neither a Highly Compensated Employee nor a Family Member.

     1.34 "Non-Key Employee" means any Employee or former Employee (and his Beneficiaries) who is not a Key Employee.

     1.35 "Normal Retirement Age" means the Participant's 65th birthday. A Participant shall become fully Vested in his Participant's Account upon attaining his Normal Retirement Age.

     1.36 "Normal Retirement Date" means the first day of the month coinciding with or next following the Participant's Normal Retirement Age.

     1.37 "1-Year Break in Service" means the applicable computation period during which an Employee has not completed more than 500 Hours of Service with the Employer. Further, solely for the purpose of determining whether a Participant has incurred a 1-Year Break in Service, Hours of Service shall be recognized for "authorized leaves of absence" and "maternity and paternity leaves of absence." Years of Service and 1-Year Breaks in Service shall be measured on the same computation period.

          1.37.1 Authorized Leaves. "Authorized leave of absence" means an unpaid, temporary cessation from active employment with the Employer pursuant to an established nondiscriminatory policy, whether occasioned by illness, military service, or any other reason.

          1.37.2 Maternity, Etc. A "maternity or paternity leave of absence" means, for Plan Years beginning after December 31, 1984, an absence from work for any period by reason of the Employee's pregnancy, birth of the Employee's child, placement of a child with the Employee in connection with the adoption of such child, or any absence for the purpose of caring for such child for a period immediately following such birth or placement. For this purpose, Hours of Service shall be credited for the computation period in which the absence from work begins, only if credit therefore is necessary to prevent the Employee from incurring a 1- Year Break in Service, or, in any other case, in the immediately following computation period. The Hours of Service credited for a "maternity or paternity leave of absence" shall be those which would normally have been credited but for such absence, or, in any case in which the Administrator is unable to determine such hours normally credited, eight (8) Hours of Service per day. The total Hours of Service required to be credited for a "maternity or paternity leave of absence" shall not exceed 501.

     1.38 "Other Investments Account" means the account of a Participant which is credited with his share of the net gain (or loss) of the Plan, Forfeitures and Employer contributions in other than Company Stock and which is debited with payments made to pay for Company Stock.

     1.39 "Participant" means any Eligible Employee who participates in the Plan as provided in Sections 3.2 and 3.3, and has not for any reason become ineligible to participate further in the Plan.

     1.40 "Participant's Account" means the account established and maintained by the Administrator for each Participant with respect to his total interest in the Plan and Trust resulting from the Employer's contributions.

     1.41 "Plan" means this instrument, including all amendments thereto.

     1.42 "Plan Year" means the Plan's accounting year of twelve (12) months commencing on January 1st of each year and ending the following December 31st.

     1.43 "Regulation" means the Income Tax Regulations as promulgated by the Secretary of the Treasury or his delegate, and as amended from time to time.

     1.44 "Retired Participant" means a person who has been a Participant, but who has become entitled to retirement benefits under the Plan.

     1.45 "Retirement Date" means the date as of which a Participant retires for reasons other than Total and Permanent Disability, whether such retirement occurs on a Participant's Normal Retirement Date, Early or Late Retirement Date (see Section 7.1).

     1.46      "Super Top Heavy Plan" means a plan described in Section
2.2.2.

     1.47 "Terminated Participant" means a person who has been a Participant, but whose employment has been terminated other than by death, Total and Permanent Disability or retirement.

     1.48      "Top Heavy Plan" means a plan described in Section 2.2.1.

     1.49 "Top Heavy Plan Year" means a Plan Year during which the Plan is a Top Heavy Plan.

     1.50 "Top Paid Group" means the top 20 percent of Employees who performed services for the Employer during the applicable year, ranked according to the amount of "415 Compensation" (determined for this purpose in accordance with Section 1.25) received from the Employer during such year.

          1.50.1 Affiliated Employers. All Affiliated Employers shall be taken into account as a single employer, and Leased Employees within the meaning of Code Sections 414(n)(2) and 414(o)(2) shall be considered Employees unless such Leased Employees are covered by a plan described in Code Section 414(n)(5) and are not covered in any qualified plan maintained by the Employer.

          1.50.2 Non-Residents, Etc. Employees who are non- resident aliens and who received no earned income (within the meaning of Code
Section 911(d)(2)) from the Employer constituting United States source income within the meaning of Code Section 861(a)(3) shall not be treated as Employees.

          1.50.3 Exclusions. Additionally, for the purpose of determining the number of active Employees in any year, the following additional Employees shall also be excluded (however, such Employees shall still be considered for the purpose of identifying the particular Employees in the Top Paid Group):

               A.     Employees with less than six (6) months of service;

               B. Employees who normally work less than 17 1/2 hours per week;

               C. Employees who normally work less than six (6) months during a year;

               D.     Employees who have not yet attained age 21; and

               E. If 90 percent or more of the Employees of the Employer are covered under agreements the Secretary of Labor finds to be collective bargaining agreements between Employee representatives and the Employer, and the Plan covers only Employees who are not covered under such agreements, then Employees covered by such agreements shall be excluded from both the total number of active Employees as well as from the identification of particular Employees in the Top Paid Group.

The foregoing exclusions set forth in this Section 1.50.3 shall be applied on a uniform and consistent basis for all purposes for which the Code
Section 414(q) definition is applicable.

     1.51 "Total and Permanent Disability" means a physical or mental condition of a Participant resulting from bodily injury, disease, or mental disorder which renders him incapable of continuing any gainful occupation and which condition constitutes total disability under the federal Social Security Acts.

     1.52 "Trustee" means the person or entity named as trustee herein or in any separate trust forming a part of this Plan, and any successors.

     1.53 "Trust Fund" means the assets of the Plan and Trust as the same shall exist from time to time.

     1.54 "Unallocated Company Stock Suspense Account" means an account containing Company Stock acquired with the proceeds of an Exempt Loan and which has not been released from such account and allocated to the Participants' Company Stock Accounts.

     1.55 "Vested" means the nonforfeitable portion of any account maintained on behalf of a Participant.

     1.56      "Year of Service" means the computation period of twelve
(12) consecutive months, herein set forth, during which an Employee has at least 1000 Hours of Service.

          1.56.1 Eligibility. For purposes of eligibility for participation, the initial computation period shall begin with the date on which the Employee first performs an Hour of Service. The participation computation period beginning after a 1-Year Break in Service shall be measured from the date on which an Employee again performs an Hour of Service. The participation computation period shall shift to the Plan Year which includes the anniversary of the date on which the Employee first performed an Hour of Service. An Employee who is credited with the required Hours of Service in both the initial computation period (or the computation period beginning after a 1-Year Break in Service) and the Plan Year which includes the anniversary of the date on which the Employee first performed an Hour of Service, shall be credited with two (2) Years of Service for purposes of eligibility to participate.

          1.56.2 Vesting. For vesting purposes, the computation period shall be the Plan Year, including periods prior to the Effective Date of the Plan.
          1.56.3 Other. For all other purposes, the computation period shall be the Plan Year.

          1.56.4 Short Plan Year. Notwithstanding the foregoing, for any short Plan Year, the determination of whether an Employee has completed a Year of Service shall be made in accordance with Department of Labor regulation 2530.203-2(c). However, in determining whether an Employee has completed a Year of Service for benefit accrual purposes in the short Plan Year, the number of the Hours of Service required shall be proportionately reduced based on the number of full months in the short Plan Year.

          1.56.5 Prior Service. Years of Service with Community Bank of Santa Ynez Valley shall be recognized.

          1.56.6 Service With Affiliates. Years of Service with any Affiliated Employer shall be recognized.

2.     TOP HEAVY AND ADMINISTRATION

     2.1 Top Heavy Plan Requirements. For any Top Heavy Plan Year, the Plan shall provide the special vesting requirements of Code Section 416(b) pursuant to Section 7.4 of the Plan and the special minimum allocation requirements of Code Section 416(c) pursuant to Section 4.3 of the Plan.

     2.2      Determination Of Top Heavy Status.

          2.2.1 Top Heavy. This Plan shall be a Top Heavy Plan for any Plan Year in which, as of the Determination Date, (1) the Present Value of Accrued Benefits of Key Employees and (2) the sum of the Aggregate Accounts of Key Employees under this Plan and all plans of an Aggregation Group, exceeds sixty percent (60%) of the Present Value of Accrued Benefits and the Aggregate Accounts of all Key and Non-Key Employees under this Plan and all plans of an Aggregation Group.

               A. If any Participant is a Non-Key Employee for any Plan Year, but such Participant was a Key Employee for any prior Plan Year, such Participant's Present Value of Accrued Benefit and/or Aggregate Account balance shall not be taken into account for purposes of determining whether this Plan is a Top Heavy or Super Top Heavy Plan (or whether any Aggregation Group which includes this Plan is a Top Heavy Group).

               B. In addition, if a Participant or Former Participant has not performed any services for any Employer maintaining the Plan at any time during the five year period ending on the Determination Date, any accrued benefit for such Participant or Former Participant shall not be taken into account for the purposes of determining whether this Plan is a Top Heavy or Super Top Heavy Plan.
          2.2.2 Super Top Heavy. This Plan shall be a Super Top Heavy Plan for any Plan Year in which, as of the Determination Date, (1) the Present Value of Accrued Benefits of Key Employees and (2) the sum of the Aggregate Accounts of Key Employees under this Plan and all plans of an Aggregation Group, exceeds ninety percent (90%) of the Present Value of Accrued Benefits and the Aggregate Accounts of all Key and Non-Key Employees under this Plan and all plans of an Aggregation Group.

          2.2.3 Aggregate Account. A Participant's Aggregate Account as of the Determination Date is the sum of:

               A. The Participant's Account balance as of the most recent valuation occurring within a twelve (12) month period ending on the Determination Date;

               B. An adjustment for any contributions due as of the Determination Date. Such adjustment shall be the amount of any contributions actually made after the valuation date but due on or before the Determination Date, except for the first Plan Year when such adjustment shall also reflect the amount of any contributions made after the Determination Date that are allocated as of a date in that first Plan Year.

               C. Any Plan distributions made within the Plan Year that includes the Determination Date or within the four (4) preceding Plan Years. However, in the case of distributions made after the valuation date and prior to the Determination Date, such distributions are not included as distributions for top heavy purposes to the extent that such distributions are already included in the Participant's Aggregate Account balance as of the valuation date. Notwithstanding anything herein to the contrary, all distributions, including distributions made prior to January 1, 1984, and distributions under a terminated plan which if it had not been terminated would have been required to be included in an Aggregation Group, will be counted. Further, distributions from the Plan (including the cash value of life insurance policies) of a Participant's account balance because of death shall be treated as a distribution for the purposes of this Section.

               D. Any Employee contributions, whether voluntary or mandatory. However, amounts attributable to tax deductible qualified voluntary employee contributions shall not be considered to be a part of the Participant's Aggregate Account balance.

               E. With respect to unrelated rollovers and plan- to-plan transfers (ones which are both initiated by the Employee and made from a plan maintained by one employer to a plan maintained by another employer), if this Plan provides the rollovers or plan-to-plan transfers, it shall always consider such rollovers or plan-to-plan transfers as a distribution for the purposes of this Section. If this Plan is the plan accepting such rollovers or plan-to-plan transfers, it shall not consider such rollovers or plan-to-plan transfers as part of the Participant's Aggregate Account balance.

               F. With respect to related rollovers and plan-to- plan transfers (ones either not initiated by the Employee or made to a plan maintained by the same employer), if this Plan provides the rollover or plan-to-plan transfer, it shall not be counted as a distribution for purposes of this Section. If this Plan is the plan accepting such rollover or plan-to-plan transfer, it shall consider such rollover or plan-to-plan transfer as part of the Participant's Aggregate Account balance, irrespective of the date on which such rollover or plan-to-plan transfer is accepted.

               G. For the purposes of determining whether two employers are to be treated as the same employer in (5) and (6) above, all employers aggregated under Code Section 414(b), (c), (m) and (o) are treated as the same employer.

          2.2.4      Aggregation Group.     For purposes of this Plan, the
term "Aggregation Group" means either a Required Aggregation Group or a Permissive Aggregation Group as hereinafter determined.

               A. In determining a Required Aggregation Group hereunder, each plan of the Employer in which a Key Employee is a participant in the Plan Year containing the Determination Date or any of the four preceding Plan Years, and each other plan of the Employer which enables any plan in which a Key Employee participates to meet the requirements of Code Sections 401(a)(4) or 410, will be required to be aggregated. Such group shall be known as a Required Aggregation Group. In the case of a Required Aggregation Group, each plan in the group will be considered a Top Heavy Plan if the Required Aggregation Group is a Top Heavy Group. No plan in the Required Aggregation Group will be considered a Top Heavy Plan if the Required Aggregation Group is not a Top Heavy Group.

               B. The Employer may also include any other plan not required to be included in the Required Aggregation Group, provided the resulting group, taken as a whole, would continue to satisfy the provisions of Code Sections 401(a)(4) and 410. Such group shall be known as a Permissive Aggregation Group. In the case of a Permissive Aggregation Group, only a plan that is part of the Required Aggregation Group will be considered a Top Heavy Plan if the Permissive Aggregation Group is a Top Heavy Group. No plan in the Permissive Aggregation Group will be considered a Top Heavy Plan if the Permissive Aggregation Group is not a Top Heavy Group.

               C. Only those plans of the Employer in which the Determination Dates fall within the same calendar year shall be aggregated in order to determine whether such plans are Top Heavy Plans.

               D. An Aggregation Group shall include any terminated plan of the Employer if it was maintained within the last five (5) years ending on the Determination Date.

               E. "Determination Date" means (a) the last day of the preceding Plan Year, or (b) in the case of the first Plan Year, the last day of such Plan Year.

               F. Present Value of Accrued Benefit: In the case of a defined benefit plan, the Present Value of Accrued Benefit for a Participant other than a Key Employee, shall be as determined using the single accrual method used for all plans of the Employer and Affiliated Employers, or if no such single method exists, using a method which results in benefits accruing not more rapidly than the slowest accrual rate permitted under Code Section 411(b)(1)(C). The determination of the Present Value of Accrued Benefit shall be determined as of the most recent valuation date that falls within or ends with the 12-month period ending on the Determination Date except as provided in Code Section 416 and the Regulations thereunder for the first and second plan years of a defined benefit plan.

               G. "Top Heavy Group" means an Aggregation Group in which, as of the Determination Date, (1) the sum of (a) the Present Value of Accrued Benefits of Key Employees under all defined benefit plans included in the group, and (b) the Aggregate Accounts of Key Employees under all defined contribution plans included in the group; exceeds (2) sixty percent (60%) of a similar sum determined for all Participants.

     2.3      Powers and Responsibilities of the Employer.

          2.3.1 Appoint and Remove. The Employer shall be empowered to appoint and remove the Trustee and the Administrator from time to time as the Employer deems necessary for the proper administration of the Plan to assure that the Plan is being operated for the exclusive benefit of the Participants and their Beneficiaries in accordance with the terms of the Plan, the Code, and the Act.

          2.3.2 Funding Policy and Method. The Employer shall establish a "funding policy and method", i.e., it shall determine whether the Plan has a short run need for liquidity (e.g., to pay benefits) or whether liquidity is a long run goal and investment growth (and stability of same) is a more current need, or shall appoint a qualified person to do so. The Employer or its delegate shall communicate such needs and goals to the Trustee, who shall coordinate such Plan needs with its investment policy. The communication of such a "funding policy and method" shall not, however, constitute a directive to the Trustee as to investment of the Trust Funds. Such "funding policy and method" shall be consistent with the objectives of this Plan and with the requirements of Title I of the Act.

          2.3.3 Review. The Employer shall periodically review the performance of any Fiduciary or other person to whom duties have been delegated or allocated by it under the provisions of this Plan or pursuant to procedures established hereunder. This requirement may be satisfied by formal periodic review by the Employer or by a qualified person specifically designated by the Employer, through day-today conduct and evaluation, or through other appropriate ways.

          2.3.4      Notices.     The Employer will furnish Plan
Fiduciaries and Participants with notices and information statements when voting rights must be exercised pursuant to Section 8.4.

     2.4 Administrator. The Employer shall appoint one or more Administrators. Any person, including, but not limited to, the Employees of the Employer, shall be eligible to serve as an Administrator. Any person so appointed shall signify his acceptance by filing written acceptance with the Employer. An Administrator may resign by delivering his written resignation to the Employer or be removed by the Employer by delivery of written notice of removal, to take effect at a date specified therein, or upon delivery to the Administrator if no date is specified.
The Employer, upon the resignation or removal of an Administrator, shall promptly designate in writing a successor to this position. If the Employer does not appoint an Administrator, the Employer will function as the Administrator.

     2.5 Allocation and Delegation of Responsibilities. If more than one person is appointed as Administrator, then the responsibilities of each Administrator may be specified by the Employer and accepted in writing by each Administrator. In the event that no such delegation is made by the Employer, the Administrators may allocate the responsibilities among themselves, in which event the Administrators shall notify the Employer and the Trustee in writing of such action and specify the responsibilities of each Administrator. The Trustee thereafter shall accept and rely upon any documents executed by the appropriate Administrator until such time as the Employer or the Administrators file with the Trustee a written revocation of such designation.

     2.6 Powers and Duties of the Administrator. The primary responsibility of the Administrator is to administer the Plan for the exclusive benefit of the Participants and their Beneficiaries, subject to the specific terms of the Plan.

          2.6.1 General. The Administrator shall administer the Plan in accordance with its terms and shall have the power and discretion to construe the terms of the Plan and to determine all questions arising in connection with the administration, interpretation, and application of the Plan. Any such determination by the Administrator shall be conclusive and binding upon all persons. The Administrator may establish procedures, correct any defect, supply any information, or reconcile any inconsistency in such manner and to such extent as shall be deemed necessary or advisable to carry out the purpose of the Plan; provided, however, that any procedure, discretionary act, interpretation or construction shall be done in a nondiscriminatory manner based upon uniform principles consistently applied and shall be consistent with the intent that the Plan shall continue to be deemed a qualified plan under the terms of Code Section 401(a), and shall comply with the terms of the Act and all regulations issued pursuant thereto. The Administrator shall have all powers necessary or appropriate to accomplish his duties under this Plan.

          2.6.2 Duties. The Administrator shall be charged with the duties of the general administration of the Plan, including, but not limited to, the following:

               A. The discretion to determine all questions relating to the eligibility of Employees to participate or remain a Participant hereunder and to receive benefits under the Plan;

               B. To compute, certify, and direct the Trustee with respect to the amount and the kind of benefits to which any Participant shall be entitled hereunder;

               C. To authorize and direct the Trustee with respect to all nondiscretionary or otherwise directed disbursements from the Trust;

               D. To maintain all necessary records for the administration of the Plan;

               E. To interpret the provisions of the Plan and to make and publish such rules for regulation of the Plan as are consistent with the terms hereof;

               F. To determine the size and type of any Contract to be purchased from any insurer, and to designate the insurer from which such Contract shall be purchased;

               G. To compute and certify to the Employer and to the Trustee from time to time the sums of money necessary or desirable to be contributed to the Plan;

               H. To consult with the Employer and the Trustee regarding the short and long-term liquidity needs of the Plan in order that the Trustee can exercise any investment discretion in a manner designed to accomplish specific objectives;

               I. To establish and communicate to Participants a procedure for allowing each Participant to direct the Trustee as to the distribution of his Company Stock
Account pursuant to Section 4.6;

               J. To establish and communicate to Participants a procedure and method to insure that each Participant will vote Company Stock allocated to such Participant's Company Stock Account pursuant to
Section 8.4;

               K. To enter into a written agreement with regard to the payment of federal estate tax pursuant to Code Section 2210(b); and

               L. To assist any Participant regarding his rights, benefits, or elections available under the Plan.

     2.7 Records and Reports. The Administrator shall keep a record of all actions taken and shall keep all other books of account, records, and other data that may be necessary for proper administration of the Plan and shall be responsible for supplying all information and reports to the Internal Revenue Service, Department of Labor, Participants, Beneficiaries and others as required by law.

     2.8 Appointment of Advisers. The Administrator, or the Trustee with the consent of the Administrator, may appoint counsel, specialists, advisers, and other persons as the Administrator or the Trustee deems necessary or desirable in connection with the administration of this Plan.

     2.9 Information From Employer. To enable the Administrator to perform its functions, the Employer shall supply full and timely information to the Administrator on all matters relating to the Compensation of all Participants, their Hours of Service, their Years of Service, their retirement, death, disability, or termination of employment, and such other pertinent facts as the Administrator may require; and the Administrator shall advise the Trustee of such of the foregoing facts as may be pertinent to the Trustee's duties under the Plan. The Administrator may rely upon such information as is supplied by the Employer and shall have no duty or responsibility to verify such information.

     2.10 Payment of Expenses. All expenses of administration may be paid out of the Trust Fund unless paid by the Employer. Such expenses shall include any expenses incident to the functioning of the Administrator, including, but not limited to, fees of accountants, counsel, and other specialists and their agents, and other costs of administering the Plan. Until paid, the expenses shall constitute a liability of the Trust Fund. However, the Employer may reimburse the Trust Fund for any administration expense incurred.

     2.11 Majority Actions. Except where there has been an allocation and delegation of administrative authority pursuant to Section 2.5, if there shall be more than one Administrator, they shall act by a majority of their number, but may authorize one or more of them to sign all papers on their behalf.

     2.12 Claims Procedure. Claims for benefits under the Plan may be filed with the Administrator on forms supplied by the Employer. Written notice of the disposition of a claim shall be furnished to the claimant within 90 days after the application is filed. In the event the claim is denied, the reasons for the denial shall be specifically set forth in the notice in language calculated to be understood by the claimant, pertinent provisions of the Plan shall be cited, and, where appropriate, an explanation as to how the claimant can perfect the claim will be provided. In addition, the claimant shall be furnished with an explanation of the Plan's claims review procedure.

     2.13 Claims Review Procedure. Any Employee, former Employee, or Beneficiary of either, who has been denied a benefit by a decision of the Administrator pursuant to Section 2.12 shall be entitled to request the Administrator to give further consideration to his claim by filing with the Administrator (on a form which may be obtained from the Administrator) a request for a hearing. Such request, together with a written statement of the reasons why the claimant believes his claim should be allowed, shall be filed with the Administrator no later than 60 days after receipt of the written notification provided for in Section 2.12.
          2.13.1 Hearing. The Administrator shall then conduct a hearing within the next 60 days, at which the claimant may be represented by an attorney or any other representative of his choosing and at which the claimant shall have an opportunity to submit written and oral evidence and arguments in support of his claim. At the hearing (or prior thereto upon five (5) business days' written notice to the Administrator) the claimant or his representative shall have an opportunity to review all documents in the possession of the Administrator which are pertinent to the claim at issue and its disallowance. Either the claimant or the Administrator may cause a court reporter to attend the hearing and record the proceedings.
In such event, a complete written transcript of the proceedings shall be furnished to both parties by the court reporter. The full expense of any such court reporter and such transcripts shall be borne by the party causing the court reporter to attend the hearing.

          2.13.2 Final Decision. A final decision as to the allowance of the claim shall be made by the Administrator within 60 days of receipt of the appeal (unless there has been an extension of 60 days due to special circumstances, provided the delay and the special circumstances occasioning it are communicated to the claimant within the 60 day period). Such communication shall be written in a manner calculated to be understood by the claimant and shall include specific reasons for the decision and specific references to the pertinent Plan provisions on which the decision is based.

3.     ELIGIBILITY

     3.1 Conditions of Eligibility. Any Eligible Employee who has completed one (1) Year of Service and has attained age 18 shall be eligible to participate hereunder as of the date he has satisfied such requirements. However, any Employee who was a Participant in the Plan prior to the effective date of this amendment and restatement shall continue to participate in the Plan. The Employer shall give each prospective Eligible Employee written notice of his eligibility to participate in the Plan prior to the close of the Plan Year in which he first becomes an Eligible Employee.

     3.2 Application for Participation. In order to become a Participant hereunder, each Eligible Employee shall make application to the Employer for participation in the Plan and agree to the terms hereof. Upon the acceptance' of any benefits under this Plan, such Employee shall automatically be deemed to have made application and shall be bound by the terms and conditions of the Plan and all amendments hereto.

     3.3 Effective Date of Participation. An Eligible Employee shall become a Participant effective as of the first day of the month coinciding with or next following the date on which such Employee met the eligibility requirements of Section 3.1, provided said Employee was still employed as of such date (or if not employed on such date, as of the date of rehire if a 1-Year Break in Service has not occurred).

     3.4 Determination of Eligibility. The Administrator shall determine the eligibility of each Employee for participation in the Plan based upon information furnished by the Employer. Such determination shall be conclusive and binding upon all persons, as long as the same is made pursuant to the Plan and the Act. Such determination shall be subject to review per Section 2.13.

     3.5      Termination of Eligibility.

          3.5.1      Vesting and Trust Fund.     In the event a Participant
shall go from a classification of an Eligible Employee to an ineligible Employee, such Former Participant shall continue to vest in his interest in the Plan for each Year of Service completed while a noneligible Employee, until such time as his Participant's Account shall be forfeited or distributed pursuant to the terms of the Plan. Additionally, his interest in the Plan shall continue to share in the earnings of the Trust Fund.

          3.5.2 Break in Service. In the event a Participant is no longer a member of an eligible class of Employees and becomes ineligible to participate but has not incurred a 1-Year Break in Service, such Employee will participate immediately upon returning to an eligible class of Employees. If such Participant incurs a 1- Year Break in Service, eligibility will be determined under the break in service rules of the Plan.

     3.6 Omission Of Eligible Employee. If, in any Plan Year, any Employee who should be included as a Participant in the Plan is erroneously omitted and discovery of such omission is not made until after a contribution by his Employer for the year has been made, the Employer shall make a subsequent contribution with respect to the omitted Employee in the amount which the said Employer would have contributed with respect to him had he not been omitted. Such contribution shall be made regardless of whether or not it is deductible in whole or in part in any taxable year under applicable provisions of the Code.

     3.7 Inclusion of Ineligible Employee. If, in any Plan Year, any person who should not have been included as a Participant in the Plan is erroneously included and discovery of such incorrect inclusion is not made until after a contribution for the year has been made, the Employer shall not be entitled to recover the contribution made with respect to the ineligible person regardless of whether or not a deduction is allowable with respect to such contribution. In such event, the amount contributed with respect to the ineligible person shall constitute a Forfeiture for the Plan Year in which the discovery is made.

     3.8 Election Not to Participate. An Employee may, subject to the approval of the Employer, elect voluntarily not to participate in the Plan. The election not to participate must be communicated to the Employer, in writing, at least thirty (30) days before the beginning of a Plan Year.

4.     CONTRIBUTION AND ALLOCATION

     4.1      Formula For Determining Employer's Contribution.

          4.1.1 Discretionary Contributions. For each Plan Year, the Employer shall contribute to the Plan such amount as shall be determined by the Employer.

          4.1.2 Limitation Per Deduction. Notwithstanding the foregoing, however, the Employer's contributions for any Plan Year shall not exceed the maximum amount allowable as a deduction to the Employer under the provisions of Code Section 404; provided, however, to the extent necessary to provide the top heavy minimum allocations, the Employer shall make a contribution even if it exceeds the amount which is deductible under Code Section 404.

          4.1.3 Form of Contribution. All contributions by the Employer shall be made in cash, Company Stock or in such property as is determined by the Employer and acceptable to the Trustee. Company Stock and other property will be valued at their then fair market value.

     4.2 Time of Payment of Employer's Contribution. The Employer shall pay to the Trustee its contribution to the Plan for each Plan Year within the time prescribed by law, including extensions of time, for the filing of the Employer's federal income tax return for the Fiscal Year.

     4.3      Allocation of Contribution, Forfeitures and Earnings.

          4.3.1 Participant Accounts. The Administrator shall establish and maintain an account in the name of each Participant to which the Administrator shall credit as of each Anniversary Date all amounts allocated to each such Participant as set forth herein.

          4.3.2 Allocations of Contributions. Only Participants who have completed a Year of Service during the Plan Year and are actively employed on the last day of the Plan Year shall be eligible to share in the discretionary contribution for the year. The Employer shall provide the Administrator with all information required by the Administrator to make a proper allocation of the Employer's contributions for each Plan Year. Within a reasonable period of time after the date of receipt by the Administrator of such information, the Administrator shall allocate such contribution to each Participant's Account in the same proportion that each such Participant's Compensation for the year bears to the total Compensation of all Participants for such year.

          4.3.3 Company Stock Account. The Company Stock Account of each Participant shall be credited as of each Anniversary Date with Forfeitures of Company Stock and his allocable share of Company Stock (including fractional shares) purchased and paid for by the Plan. Stock dividends on Company Stock held in his Company Stock Account shall be credited to his Company Stock Account when paid. Subject to Section 7.5.4, below, cash dividends on Company Stock held in his Company Stock Account shall, in the discretion of the Administrator, either be credited to his Other Investments Account when paid or be used to repay an Exempt Loan; provided, when cash dividends are used to repay an Exempt Loan, Company Stock shall be released from the Unallocated Company Stock Suspense Account and allocated to the Participant's Company Stock Account pursuant to
Section 4.3.6 and, provided further, that Company Stock allocated to the Participant's Company Stock Account shall have a fair market value not less than the amount of cash dividends which would have been allocated to such Participant's Other Investments Account for the year. Company Stock acquired by the Plan with the proceeds of an Exempt Loan shall only be allocated to each Participant's Company Stock Account upon release from the Unallocated Company Stock Suspense Account as provided in Section 4.3.6 herein. Company Stock acquired with the proceeds of an Exempt Loan shall be an asset of the Trust Fund and maintained in the Unallocated Company Stock Suspense Account.

          4.3.4 Trust Fund Earnings and Losses. As of each Anniversary Date or other valuation date, before the current valuation period allocation of Employer contributions and Forfeitures, any earnings or losses (net appreciation or net depreciation) of the Trust Fund shall be allocated in the same proportion that each Participant's and Former Participant's nonsegregated accounts (other than each Participant's Company Stock Account) bear to the total of all Participants' and Former Participants' nonsegregated accounts (other than Participants' Company Stock Accounts) as of such date. Earnings or losses do not include the interest paid under any installment contract for the purchase of Company Stock by the Trust Fund or on any loan used by the Trust Fund to purchase Company Stock, nor does it include income received by the Trust Fund with respect to Company Stock acquired with the proceeds of an Exempt Loan; all income received by the Trust Fund from Company Stock acquired with the proceeds of an Exempt Loan may, at the discretion of the Administrator, be used to repay such loan.

          4.3.5 Insurance. Participants' accounts shall be debited for any insurance or annuity premiums paid, if any, and credited with any dividends received on insurance contracts.

          4.3.6 Suspense Account. All Company Stock acquired by the Plan with the proceeds of an Exempt Loan must be added to and maintained in the Unallocated Company Stock Suspense Account. Such Company Stock shall be released and withdrawn from that account as if all Company Stock in that account were encumbered. For each Plan Year during the duration of the loan, the number of shares of Company Stock released shall equal the number of encumbered shares held immediately before release for the current Plan Year multiplied by a fraction, the numerator of which is the amount of principal and interest paid for the Plan Year and the denominator of which is the sum of the numerator plus the principal and interest to be paid for all future Plan Years. As of each Anniversary Date, the Plan must consistently allocate to each Participant's Account, in the same manner as Employer discretionary contributions pursuant to Section 4.1.1 are allocated, non-monetary units (shares and fractional shares of Company Stock) representing each Participant's interest in Company Stock withdrawn from the Unallocated Company Stock Suspense Account. However, Company Stock released from the Unallocated Company Stock Suspense Account with cash dividends pursuant to Section 4.3.3 shall be allocated to each Participant's Company Stock Account in the same proportion that each such Participant's number of shares of Company Stock sharing in such cash dividends bears to the total number of shares of all Participants' Company Stock sharing in such cash dividends. Income earned with respect to Company Stock in the Unallocated Company Stock Suspense Account shall be used, at the discretion of the Administrator, to repay the Exempt Loan used to purchase such Company Stock. Company Stock released from the Unallocated Company Stock Suspense Account with such income, and any income which is not so used, shall be allocated as of each Anniversary Date or other valuation date in the same proportion that each Participant's and Former Participant's nonsegregated accounts after the allocation of any earnings or losses pursuant to Section 4.3.4 bear to the total of all Participants, and Former Participants' nonsegregated accounts after the allocation of any earnings or losses pursuant to Section 4.3.4.

          4.3.7 Allocations of Forfeitures. As of each Anniversary Date any amounts which became Forfeitures since the last Anniversary Date shall first be made available to reinstate previously forfeited account balances of Former Participants, if any, in accordance with Section 7.4.7.B. The remaining Forfeitures, if any, shall be allocated among the Participants' Accounts of Participants otherwise eligible to share in the allocation of discretionary contributions in the same proportion that each such Participant's Compensation for the year bears to the total Compensation of all such Participants for the year; provided, however, that in the event the allocation of Forfeitures provided herein shall cause the "annual addition" (as defined in Section 4.4) to any Participant's Account to exceed the amount allowable by the Code, the excess shall be reallocated in accordance with Section 4.5.

          4.3.8 Top Heavy Allocation. For any Top Heavy Plan Year, Employees not otherwise eligible to share in the allocation of contributions and Forfeitures as provided above, shall receive the minimum allocation provided for in Section 4.3.10, below, if eligible pursuant to the provisions of that Section.

          4.3.9 Retirees and Disabled Participants. Notwithstanding the foregoing, Participants who are not actively employed on the last day of the Plan Year due to Retirement (Early, Normal or Late), Total and Permanent Disability or death shall share in the allocation of contributions and Forfeitures for that Plan Year.

          4.3.10 Top Heavy Minimum. Notwithstanding the foregoing, for any Top Heavy Plan Year, the sum of the Employer's contributions and Forfeitures allocated to the Participant's Account of each Employee shall be equal to at least three percent (3%) of such Employee's "415 Compensation" (reduced by contributions and forfeitures, if any, allocated to each Employee in any defined contribution plan included with this plan in a Required Aggregation Group). However, if (1) the sum of the Employer's contributions and Forfeitures allocated to the Participant's Account of each Key Employee for such Top Heavy Plan Year is less than three percent (3%) of each Key Employee's "415 Compensation" and (2) this Plan is not required to be included in an Aggregation Group to enable a defined benefit plan to meet the requirements of Code Section 401(a)(4) or 410, the sum of the Employer's contributions and Forfeitures allocated to the Participant's Account of each Employee shall be equal to the largest percentage allocated to the Participant's Account of any Key Employee; provided, no such minimum allocation shall be required in this Plan for any Employee who participates in another defined contribution plan subject to Code Section 412 providing such benefits included with this Plan in a Required Aggregation Group.

               A. For purposes of the minimum allocations set forth above, the percentage allocated to the Participant's Account of any Key Employee shall be equal to the ratio of the sum of the Employer's contributions and Forfeitures allocated on behalf of such Key Employee divided by the "415 Compensation" for such Key Employee.

               B. For any Top Heavy Plan Year, the minimum allocations set forth above shall be allocated to the Participant's Account of all Employees who are Participants and who are employed by the Employer on the last day of the Plan Year, including Employees who have (1) failed to complete a Year of Service; and (2) declined to make mandatory contributions (if required) to the Plan.

               C. Subject to Section 1.10.3, above, for the purposes of this Section, "415 Compensation" shall be limited to $200,000. Such amount shall be adjusted at the same time and in the same manner as permitted under Code Section 415(d), except that the dollar increase in effect on January 1 of any calendar year shall be effective for the Plan Year beginning with or within such calendar year and the first adjustment to the $200,000 limitation shall be effective on January 1, 1990. For any short Plan Year the "415 Compensation" limit shall be an amount equal to the "415 Compensation" limit for the calendar year in which the Plan Year begins multiplied by the ratio obtained by dividing the number of full months in the short Plan Year by twelve (12). However, for Plan Years beginning prior to January 1, 1989, the $200,000 limit shall apply only for Top Heavy Plan Years and shall not be adjusted.

          4.3.11 Reeemployed Former Participant. If a Former Participant is reemployed after five (5) consecutive 1-Year Breaks in Service, then separate accounts shall be maintained as follows:

               A. one account for nonforfeitable benefits attributable to pre-break service; and

               B. one account representing his status in the Plan attributable to post-break service.

          4.3.12 Fail-Safe Allocations. Notwithstanding anything to the contrary, for Plan Years beginning after December 31, 1989, if this is a Plan that would otherwise fail to meet the requirements of Code Sections 401(a)(26), 410(b)(1) or 410(b)(2)(A)(i) and the Regulations thereunder because Employer contributions would not be allocated to a sufficient number or percentage of Participants for a Plan Year, then the following rules shall apply:

               A. The group of Participants eligible to share in the Employer's contribution and Forfeitures for the Plan Year shall be expanded to include the minimum number of Participants who would not otherwise be eligible as are necessary to satisfy the applicable test specified above. The specific Participants who shall become eligible under the terms of this Section shall be those who are actively employed on the last day of the Plan Year and, when compared to similarly situated Participants, have completed the greatest number of Hours of Service in the Plan Year.

               B. If after application of Section 4.3.15A. above, the applicable test is still not satisfied, then the group of Participants eligible to share in the Employer's contribution and Forfeitures for the Plan Year shall be further expanded to include the minimum number of Participants who are not actively employed on the last day of the Plan Year as are necessary to satisfy the applicable test. The specific Participants who shall become eligible to share shall be those Participants, when compared to similarly situated Participants, who have completed the greatest number of Hours of Service in the Plan Year before terminating employment.

               C. Nothing in this Section shall permit the reduction of a Participant's accrued benefit. Therefore any amounts that have previously been allocated to Participants may not be reallocated to satisfy these requirements. In such event, the Employer shall make an additional contribution equal to the amount such affected Participants would have received had they been included in the allocations, even if it exceeds the amount which would be deductible under Code Section 404. Any adjustment to the allocations pursuant to this Section shall be considered a retroactive amendment adopted by the last day of the Plan Year.

               D. Notwithstanding the foregoing, for any Top Heavy Plan Year beginning after December 31, 1992, if the plan would fail to satisfy Code Section 410(b) if the coverage tests were applied by treating those Participants whose only allocation would otherwise be provided under the top heavy formula as if they were not currently benefiting under the Plan, then, for purposes of this Section 4.3.15, such Participants shall be treated as not benefiting and shall therefore be eligible to be included in the expanded class of Participants who will share in the allocation provided under the Plan's non top heavy formula.
          4.3.13 HCP in CODAs. For the purposes of this Section, if a Highly Compensated Participant is a Participant under two or more cash or deferred arrangements of the Employer or an Affiliated Employer, then all such cash or deferred arrangements shall be treated as one cash or deferred arrangement for the purpose of determining the actual deferral ratio with respect to such Highly Compensated Participant. However, for Plan Years beginning after December 31, 1988, no such aggregation of cash or deferred arrangements is required.

     4.4      Maximum Annual Additions.

          4.4.1 Limitation. Notwithstanding the foregoing, the maximum "annual additions" credited to a Participant's accounts for any "limitation year" shall equal the lesser of: (a) $30,000 (or, if greater, one-fourth of the dollar limitation in effect under Code Section 415(b)(1)(A)) or (b) twenty-five percent (25%) of the Participant's "415 Compensation" for such "limitation year". For any short "limitation year", the dollar limitation in clause (a), above, shall be reduced by a fraction, the numerator of which is the number of full months in the short "limitation year" and the denominator of which is twelve (12).

               A. Any amount which would be allocable to a Participant's accounts under this Plan in a Plan Year but for the application of the foregoing limitation of Code Section 415 shall be reallocated to other Participants in that Plan Year in accordance with
Section 4.3, above.

               B. The Employer maintains an Incentive & Investment and Salary Savings Plan (the "I&I and Salary Savings Plan"), in which many Participants in this Plan also participate. In applying the limitations of Code Section 415 to each Participant, the Participant (1) first shall be credited under the I&I and Salary Savings Plan with the maximum amount that the Participant is entitled to receive under that Plan, and (2) thereafter shall be credited under this Plan with the maximum additional amount which can be allocated to the Participant hereunder in accordance with Section 4.3, above, and the limitations of Code Section 415.

          4.4.2 Pre-1989 Limitation Years. For "limitation years" beginning prior to July 13, 1989, the dollar amount provided for in Section 4.4.1(a), above, shall be increased by the lesser of the dollar amount determined under Section 4.4.1(a), above, or the amount of Company Stock contributed, or purchased with cash contributed. The dollar amount shall be increased provided no more than one-third of the Employer's contributions for the year are allocated to Highly Compensated Participants. In applying this limitation, the family group of a Highly Compensated Participant who is subject to the Family Member aggregation rules of Code Section 414(q)(6) shall be determined pursuant to Regulations.

          4.4.3 Annual Additions Defined. For purposes of applying the limitations of Code Section 415, "annual additions" means the sum credited to a Participant's accounts for any "limitation year" of (a) Employer contributions, (b) Employee contributions for "limitation years" beginning after December 31, 1986, (c) forfeitures, (d) amounts allocated, after March 31, 1984, to an individual medical account, as defined in Code
Section 415(1)(2) which is part of a pension or annuity plan maintained by the Employer, and (e) amounts derived from contributions paid or accrued after December 31, 1985, in taxable years ending after such date, which are attributable to post-retirement medical benefits allocated to the separate account of a key employee (as defined in Code Section 419A(d)(3)) under a welfare benefit plan (as defined in Code Section 419(e)) maintained by the Employer; provided, however, the "415 Compensation" percentage limitation referred to in Section 4.4.1(b), above, shall not apply to: (1) any contribution for medical benefits (within the meaning of Code Section 419A(f)(2)) after separation from service which is otherwise treated as an "annual addition", or (2) any amount otherwise treated as an "annual addition" under Code Section 415(1)(1).

          4.4.4 Exclusions From Annual Additions. For purposes of applying the limitations of Code Section 415:

               A. The following are not "annual additions": (a) the transfer of funds from one qualified plan to another and (b) provided no more than one-third of the Employer contributions for the year are allocated to Highly Compensated Participants, Forfeitures of Company Stock purchased with the proceeds of an Exempt Loan and Employer contributions applied to the payment of interest on an Exempt Loan.

               B. The following are not Employee contributions for the purposes of Section 4.4.3(b): (1) rollover contributions (as defined in Code Sections 402(a)(5), 403(a)(4), 403(b)(8) and 408(d)(3)); (2)
repayments of loans made to a Participant from the Plan; (3) repayments of distributions received by an Employee pursuant to Code Section 411(a)(7)(B) (cash-outs); (4) repayments of distributions received by an Employee pursuant to Code Section 411(a)(3)(D) (mandatory contributions); and (5) Employee contributions to a simplified employee pension excludable from gross income under Code Section 408(k)(6).

          4.4.5 Limitation Year. For purposes of applying the limitations of Code Section 415, the "limitation year" shall be the Plan Year.

          4.4.6 Dollar Limitation Adjustment. The dollar limitation under Code Section 415(b)(1)(A) stated in Section 4.4.1(a), above, shall be adjusted annually as provided in Code Section 415(d) pursuant to the Regulations. The adjusted limitation is effective as of January 1st of each calendar year and is applicable to "limitation years" ending with or within that calendar year.

          4.4.7 Defined Benefit Plans. For the purpose of this Section, all qualified defined benefit plans (whether terminated or not) ever maintained by the Employer shall be treated as one defined benefit plan, and all qualified defined contribution plans (whether terminated or not) ever maintained by the Employer shall be treated as one defined contribution plan.

          4.4.8 Controlled Groups. For the purpose of this Section, if the Employer is a member of a controlled group of corporations, trades or businesses under common control (as defined by Code Section 1563(a) or Code Section 414(b) and (c) as modified by Code Section 415(h)), is a member of an affiliated service group (as defined by Code Section 414(m)), or is a member of a group of entities required to be aggregated pursuant to Regulations under Code Section 414(o), all Employees of such Employers shall be considered to be employed by a single Employer.

          4.4.9 Collectively Bargained Plans. For the purpose of this Section, if this Plan is a Code Section 413(c) plan, all Employers of a Participant who maintain this Plan will be considered to be a single Employer.

          4.4.10      Combined Plan Limits:  Annual Additions.

               A. If a Participant participates in more than one defined contribution plan maintained by the Employer which have different Anniversary Dates, the maximum "annual additions" under this Plan shall equal the maximum "annual additions" for the "limitation year" minus any "annual additions" previously credited to such Participant's accounts during the "limitation year".

               B. If a Participant participates in both a defined contribution plan subject to Code Section 412 and a defined contribution plan not subject to Code Section 412 maintained by the Employer which have the same Anniversary Date, "annual additions" will be credited to the Participant's accounts under the defined contribution plan subject to Code
Section 412 prior to crediting "annual additions" to the Participant's accounts under the defined contribution plan not subject to Code Section 412.

               C. If a Participant participates in more than one defined contribution plan not subject to Code Section 412 maintained by the Employer which have the same Anniversary Date, the maximum "annual additions" under this Plan shall equal the product of (A) the maximum "annual additions" for the "limitation year" minus any "annual additions" previously credited under Sections 4.4.10A. or 4.4.10B. above, multiplied by (B) a fraction (i) the numerator of which is the "annual additions" which would be credited to such Participant's accounts under this Plan without regard to the limitations of Code Section 415 and (ii) the denominator of which is such "annual additions" for all plans described in this subsection.

          4.4.11 Combined Plan Fraction. If an Employee is (or has been) a Participant in one or more defined benefit plans and one or more defined contribution plans maintained by the Employer, the sum of the defined benefit plan fraction and the defined contribution plan fraction for any "limitation year" may not exceed 1.0.

          4.4.12 Defined Benefit Plan Fraction. The defined benefit plan fraction for any "limitation year" is a fraction, the numerator of which is the sum of the Participant's projected annual benefits under all the defined benefit plans (whether or not terminated) maintained by the Employer, and the denominator of which is tho lesser of 125 percent of the dollar limitation determined for the "limitation year" under Code Sections 415(b) and (d) or 140 percent of the highest average compensation, including any adjustments under Code Section 415(b). Notwithstanding the foregoing, if the Participant was a Participant as of the first day of the first "limitation year" beginning after December 31, 1986, in one or more defined benefit plans maintained by the Employer which were in existence on May 6, 1986, the denominator of this fraction will not be less than 125 percent of the sum of the annual benefits under such plans which the Participant had accrued as of the close of the last "limitation year" beginning before January 1, 1987, disregarding any changes in the terms and conditions of the plan after May 5, 1986. The preceding sentence applies only if the defined benefit plans individually and in the aggregate satisfied the requirements of Code Section 415 for all "limitation years" beginning before January 1, 1987.

          4.4.13 Defined Contribution Plan Fraction. The defined contribution plan fraction for any "limitation year" is a fraction, the numerator of which is the sum of the annual additions to the Participant's Account under all the defined contribution plans (whether or not terminated) maintained by the Employer for the current and all prior "limitation years" (including the annual additions attributable to the Participant's nondeductible Employee contributions to all defined benefit plans, whether or not terminated, maintained by the Employer, and the annual additions attributable to all welfare benefit funds, as defined in Code Section 419(e), and individual medical accounts, as defined in Code
Section 415(1)(2), maintained by the Employer), and the denominator of which is the sum of the maximum aggregate amounts for the current and all prior "limitation years" of service with the Employer (regardless of whether a defined contribution plan was maintained by the Employer).

               A. The maximum aggregate amount in any "limitation year" is the lesser of 125 percent of the dollar limitation determined under Code Sections 415(b) and (d) in effect under Code Section 415(c)(1)(A) or 35 percent of the Participant's Compensation for such year.

               B. If the Employee was a Participant as of the end of the first day of the first "limitation year" beginning after December 31, 1986, in one or more defined contribution plans maintained by the Employer which were in existence on May 6, 1986, the numerator of this fraction will be adjusted if the sum of this fraction and the defined benefit fraction would otherwise exceed 1.0 under the terms of this Plan. Under the adjustment, an amount equal to the product of (1) the excess of the sum of the fractions over 1.0 times (2) the denominator of this fraction, will be permanently subtracted from the numerator of this fraction. The adjustment is calculated using the fractions as they would be computed as of the end of the last "limitation year" beginning before January 1, 1987, and disregarding any changes in the terms and conditions of the Plan made after May 5, 1986, but using the Code Section 415 limitation applicable to the first "limitation year" beginning on or after January 1, 1987. The annual addition for any "limitation year" beginning before January 1, 1987 shall not be recomputed to treat all Employee contributions as annual additions.

          4.4.14 Top Heavy Plan Year. Notwithstanding the foregoing, for any "limitation year" in which the Plan is a Top Heavy Plan, 100 percent shall be substituted for 125 percent in Sections 4.4.12 and 4.4.13 unless the extra minimum allocation is being provided pursuant to Section
4.3. However, for any "limitation year" in which the Plan is a Super Top Heavy Plan, 100 percent shall be substituted for 125 percent in any event.

          4.4.15 Code and Regulations. Notwithstanding anything contained in this Section to the contrary, the limitations, adjustments and other requirements prescribed in this Section shall at all times comply with the provisions of Code Section 415 and the Regulations thereunder, the terms of which are specifically incorporated herein by reference.

          4.4.16 ESOP Allocation Limitation. Notwithstanding any other provision of this plan to the contrary, in no event shall more than one-third (1/3) of the Employer's contribution and forfeitures be allocated for any Plan Year to the Participant's Accounts of the Participants who are Highly Compensated Employees. In the event the limitations set forth in this Section 4.4.16 are exceeded in any Plan Year, then the Participant's accounts of those Highly Compensated Employees shall be reduced equally until the limitations set forth in this Section 4.4.16 is met. The amount by which the accounts of those Highly Compensated Employees are reduced pursuant to this Section 4.4.16 shall be added to the Employer's contribution and allocated amongst the Participant's Accounts of the remaining Participants in accordance with their respective Compensation.

     4.5      Adjustment For Excessive Annual Additions.

          4.5.1 Definitions. For purposes of this Section 4.5, the term:

               A. "Excess amount" shall mean, for each Participant in each limitation year, the excess, if any, of (1) the "annual additions" which would be credited to his account under the terms of the Plan without regard to the limitations of Code Section 415, over (2) the maximum "annual additions" permitted by Code Section 415, as determined pursuant to Section 4.4, above.

               B. "Section 415 suspense account" shall mean an unallocated account equal to the sum of "excess amounts" for all Participants in the Plan during the limitation year. The amount allocated to the "Section 415 suspense account" shall not share in any earnings or losses of the Trust Fund.

          4.5.2 Treatment of Excess Amounts. If the allocation of Forfeitures, a reasonable error in estimating a Participant's Compensation, a reasonable error in determining the amount of elective deferrals (within the meaning of Code Section 402(g)(3)) that may be made with respect to any Participant under the limits of Section 4.4, above, or other facts and circumstances to which Regulation Section 1.415-6(b)(6) shall be applicable, the "annual additions" under this Plan would cause the maximum "annual additions" to be exceeded for any Participant, then the Administrator shall:

               A. Allocate and reallocate such excess amount to other Participants in accordance with Section 4.3, above, but subject to the limits on annual additions under Section 4.4, above;

               B. Hold in a "Section 415 suspense account" any "excess amount" remaining after application of Paragraph A, above; and

               C. Allocate and reallocate the Section 415 suspense account in the next limitation year (and, if the amount in that Section 415 suspense account is not fully allocated in the next limitation year, in succeeding limitation years) to all Participants in the Plan before any Employer or Employee contributions which would constitute annual additions are made to the Plan for such limitation year, and reduce Employer contributions to the Plan for such limitation year by the amount of the
Section 415 suspense account allocated and reallocated during such limitation year.

          4.5.3 Distribution of Excess Amounts. The Plan may not distribute excess amounts, other than voluntary Employee contributions, to Participants or Former Participants.

     4.6 Directed Investment of Accounts. Except as otherwise provided in this Section 4.6, no Participant shall be entitled to direct the investment of amounts allocated to the Participant's accounts under this Plan.

          4.6.1 Diversification by Qualified Participant. For Plan Years beginning after December 31, 1986, each "Qualified Participant" may elect, within ninety (90) days after the close of each Plan Year during the Qualified Participant's "Qualified Election Period," to direct the Trustee, in writing, as to the investment of the number of shares of Company Stock determined pursuant to this Section 4.6.1.

               A. For purposes of this Section 4.6, the term (a) "Qualified Participant" means any Participant or Former Participant who has completed ten (10) Plan Years of Service as a Participant and has attained age 55, and (b) "Qualified Election Period" means the six-Plan-Year-period beginning with the later of (1) the first Plan Year in which the Participant first became a "Qualified Participant," or (2) the first Plan Year beginning after December 31, 1986.

               B. With respect to each Plan Year during the Qualified Election Period, the Qualified Participant may elect to direct the investment of twenty-five percent (25%) of the total number of shares of Company Stock acquired by or contributed to the Plan that have ever been allocated to the Qualified Participant's Company Stock Account (reduced by the number of shares of Company Stock which the Participant previously was entitled to elect to diversify). With respect to the last year in the Qualified Election Period, the preceding sentence shall be applied by substituting "fifty percent (50%)" for "twenty-five percent (25%)."

               C. The Trustee shall satisfy the diversification direction of a Qualified Participant under this Section 4.6.1 by either (1) offering at least three (3) investment options into which the proceeds from the sale of the designated number of shares of Company Stock shall be invested not later than 180 days after the close of the Plan Year to which the Qualified Participant's investment direction relates, or (2) distributing to the Qualified Participant, not later than 180 days after the close of the Plan Year to which the Participant's investment direction applies, such shares of Company Stock; provided, any such shares of Company Stock distributed to a Qualified Participant shall be subject to the requirements of Section 7.11, below.

               D. Notwithstanding the provisions of Paragraphs B and C of this Section 4.6.1, if the fair market value (determined pursuant to Section 6.1, below, at the Plan valuation date immediately preceding the first day in which a Qualified Participant is eligible to make an election) of Company Stock acquired by or contributed to the Plan after December 31, 1986, and allocated to a Qualified Participant's Company Stock Account is not greater than five hundred dollars ($500.00), then no portion of the shares of Company Stock allocated to that account shall be subject to the requirements of this Section 4.6.1. For purposes of determining whether the fair market value of such stock exceeds $500, all Company Stock held in accounts of all employee stock ownership plans (as defined in Code Section 4975(e)(7)) and tax credit employee stock ownership plans (as defined in Code Section 409(a)) maintained by the Employer or any Affiliated Employer shall be considered pursuant to this Plan.

          4.6.2 Early Diversification in Employer Tenders. Subject to the issuance by the Internal Revenue Service of a favorable determination letter with respect to this Plan document (including this Section 4.6.2), if, at any time on or after January 1, 1993, the Employer or any Affiliated Employer undertakes a tender offer in which the Employer or any Affiliated Employer offers to purchase pro rata from its shareholders (including the Trustee as trustee of the Trust Fund) outstanding shares of Company Stock, then each "Eligible Participant" shall have the right to elect to direct the Trustee as to the investment of the Eligible Participant's account in the manner provided in this Section 4.6.2.

               A. For purposes of this Section 4.6.2, the term "Eligible Participant" shall mean (1) for any such tender offers occurring on or before December 31, 1993, each Participant who would become a "Qualified Participant" (as defined in Section 4.6.1 (A), above) in any Plan Year ending on or before December 31, 2000, assuming that such Eligible Participant continued to be a Participant until such date; and (2) for any such tender offer occurring in Plan Years beginning on or after January 1, 1994, each Participant who is or would become a "Qualified Participant" (as defined in Section 4.6.1 (A), above) in any of the seven
(7) Plan Years next succeeding the Plan Year in which such tender offer occurs, assuming that such Eligible Participant continued to be a Participant until the last day of the seventh such Plan Year (or, if greater, the minimum number of succeeding Plan Years as may be necessary to ensure that the class of "Eligible Participant" satisfies the requirements of Code Section 401(a)(4)).

               B. Prior to implementing any sales of Company Stock pursuant to this Section 4.6.2, the Trustee first shall determine, in the exercise of its independent discretion, that the sale of the number of shares of Company Stock which would be sold in any tender offer pursuant to this Section 4.6.2 would represent a prudent investment decision consistent with the duties and obligations of the Trustee under the Code and ERISA.
               C. In connection with each tender offer, each Eligible Participant shall be entitled to direct the Trustee to sell in the tender offer such number of the shares of Company Stock allocated to the Eligible Participant's Company Stock Account as is determined by the Trustee in a nondiscriminatory manner; provided, such amount shall not exceed the number of shares of Company Stock that the Eligible Participant would be entitled to diversify pursuant to Section 4.6.1, above, in the first year in which the Eligible Participant becomes a "Qualified Participant" (as defined in Section 4.6.1, above).

               D. The Trustee shall implement any investment directions received pursuant to this Section 4.6.2 from all Eligible Participants by
(1) selling in the tender offer such number of shares of Company Stock as the Eligible Participant has elected and is entitled to direct be sold in such tender offer, (2) offering the Eligible Participant at least three (3) investment options in which the proceeds from the sale of such Company Stock can be invested, and (3) investing such proceeds, within ninety (90) days after completion of such tender offer, in the particular investment options selected by the Eligible Participant, provided, in the case of any shares sold in a tender offer effected prior to December 31, 1993, such proceeds shall be so invested within ninety (90) days after the Internal Revenue Service issues a determination letter approving the terms of this Plan, including this Section 4.6.2.

               E.     Notwithstanding any other provision of this Section
4.6.2 to the contrary, if (1) the Trustee sells any shares of Company Stock pursuant to this Section 4.6.2 and the Internal Revenue Service subsequently determines that the provisions of this section are inconsistent with any provision of the Code or ERISA, then (2) all such shares sold in the tender offer shall be deemed to have been tendered pro rata from all accounts of all Participants as a pooled investment decision made by the Trustee with respect to the aggregate assets of the Trust Fund.

          4.6.3 Directed Investment Accounts. A separate Directed Investment Account shall be established for each Participant who is entitled to direct the investment of any portion of the Participant's Account pursuant to this Section 4.6. The Directed Investment Account shall not share in Trust Fund earnings or losses, but rather shall be charged or credited, as appropriate, with the net earnings, gains, losses, and expenses, as well as any appreciation or depreciation in fair market value during each Plan Year, of investments allocable separately to such account.


5.     FUNDING AND INVESTMENT POLICY

     5.1      Investment Policy.

          5.1.1 General. The Plan is designed to invest primarily in Company Stock.

          5.1.2 Other Investments. With due regard to Section 5.1.1 above, the Administrator may also direct the Trustee to invest funds under the Plan in other property described in the Trust or in life insurance policies to the extent permitted by Section 5.1.3 below, or the Trustee may hold such funds in cash or cash equivalents.

          5.1.3 Keyman Insurance. With due regard to Section 5.1.1 above, the Administrator may also direct the Trustee to invest funds under the Plan in insurance policies on the life of any "keyman" Employee. The proceeds of a "keyman" insurance policy may not be used for the repayment of any indebtedness owed by the Plan which is secured by Company Stock. In the event any "keyman" insurance is purchased by the Trustee, the premiums paid thereon during any Plan Year, net of any policy dividends and increases in cash surrender values, shall be treated as the cost of Plan investment and any death benefit or cash surrender value received shall be treated as proceeds from an investment of the Plan.

          5.1.4 Limit on Stock Acquisition. The Plan may not obligate itself to acquire Company Stock (a) from a particular holder thereof at an indefinite time determined upon the happening of an event such as the death of the holder, or (b) under a put option binding upon the Plan. However, at the time a put option is exercised, the Plan may be given an option to assume the rights and obligations of the Employer under a put option binding upon the Employer.

          5.1.5 Price of Company Stock. All purchases of Company Stock shall be made at a price which, in the judgment of the Administrator, does not exceed the fair market value thereof. All sales of Company Stock shall be made at a price which, in the judgment of the Administrator, is not less than the fair market value thereof. The valuation rules set forth in Article VI, below, shall be applicable to all such purchases and sales.

     5.2 Application Of Cash. Employer contributions in cash and other cash received by the Trust Fund shall first be applied to pay any Current Obligations of the Trust Fund.

     5.3      Transactions Involving Company Stock.

          5.3.1 Limitations On Allocations. No portion of the Trust Fund attributable to (or allocable in lieu of) Company Stock acquired by the Plan after October 22, 1986 in a sale to which Code Section 1042 or, for estates of decedents who died prior to December 20, 1989, Code Section 2057 applies may accrue or be allocated directly or indirectly under any plan maintained by the Employer meeting the requirements of Code Section 401(a):
               A. During the "Nonallocation Period", for the benefit of (1) any taxpayer who makes an election under Code Section 1042(a) with respect to Company Stock or any decedent if the executor of the estate of the decedent makes a qualified sale to which Code Section 2057 applies, or
(2) any individual who is related to the taxpayer or the decedent (within the meaning of Code Section 267(b)); or

               B. For the benefit of any other person who owns (after application of Code Section 318(a) applied without regard to the employee trust exception in Code Section 318(a)(2)(B)(i)) more than 25 percent of
(1) any class of outstanding stock of the Employer or Affiliated Employer which issued such Company Stock, or (2) the total value of any class of outstanding stock of the Employer or Affiliated Employer; provided, however, Section 5.3.1A.(2), above, shall not apply to lineal descendants of the taxpayer, provided that the aggregate amount allocated to the benefit of all such lineal descendants during the "Nonallocation Period" does not exceed more than five percent (5%) of the Company Stock (or amounts allocated in lieu thereof) held by the Plan which are attributable to a sale to the Plan by any person related to such descendants (within the meaning of Code Section 267(c)(4)) in a transaction to which Code Section 1042 or Code Section 2057 is applied.

          5.3.2 Stock Ownership. A person shall be treated as failing to meet the stock ownership limitation under Section 5.3.1B. above if such person fails such limitation:

               A. at any time during the one (1) year period ending on the date of sale of Company Stock to the Plan, or

               B. on the date as of which Company Stock is allocated to Participants in the Plan.

          5.3.3 Nonallocation Period. For purposes of this Section, "Nonallocation Period," for Plan Years beginning after December 31, 1986, means the period beginning on the date of the sale of the Company Stock and ending on the later of:

               A. The date which is ten (10) years after the date of sale, or

               B. The date of the Plan allocation attributable to the final payment of the Exempt Loan incurred in connection with such sale.

     5.4      Loans to the Trust.

          5.4.1 Loans Permitted. The Plan may borrow money for any lawful purpose, provided the proceeds of an Exempt Loan are used within a reasonable time after receipt only for any or all of the following purposes:

               A.      To acquire Company Stock.

               B.      To repay such loan.

               C.      To repay a prior Exempt Loan.

          5.4.2 Loans Involving Disqualified Persons. All loans to the Trust which are made or guaranteed by a disqualified person must satisfy all requirements applicable to Exempt Loans, including but not limited to the following:

               A.      The loan must be at a reasonable rate of interest;

               B. Any collateral pledged to the creditor by the Plan shall consist only of the Company Stock purchased with the borrowed funds;

               C. Under the terms of the loan, any pledge of Company Stock shall provide for the release of shares so pledged on a pro-rata basis pursuant to Section 4.3.6;

               D. Under the terms of the loan, the creditor shall have no recourse against the Plan except with respect to such collateral, earnings attributable to such collateral, Employer contributions (other than contributions of Company Stock) that are made to meet Current Obligations and earnings attributable to such contributions;

               E. The loan must be for a specific term and may not be payable at the demand of any person, except in the case of default;

               F. In the event of default upon an Exempt Loan, the value of the Trust Fund transferred in satisfaction of the Exempt Loan shall not exceed the amount of default. If the lender is a disqualified person, an Exempt Loan shall provide for a transfer of Trust Funds upon default only upon and to the extent of the failure of the Plan to meet the payment schedule of the Exempt Loan;

               G. Exempt Loan payments during a Plan Year must not exceed an amount equal to: (1) the sum, over all Plan Years, of all contributions and cash dividends paid by the Employer to the Plan with respect to such Exempt Loan and earnings on such Employer contributions and cash dividends, less (2) the sum of the Exempt Loan payments in all preceding Plan Years. A separate accounting shall be maintained for such Employer contributions, cash dividends and earnings until the Exempt Loan is repaid.
          5.4.3 Disqualified Person. For purposes of this Section, the term "disqualified person" means a person who is a Fiduciary, a person providing services to the Plan, an Employer any of whose Employees are covered by the Plan, an employee organization any of whose members are covered by the Plan, an owner, direct or indirect, of 50% or more of the total combined voting power of all classes of voting stock or of the total value of all classes of the stock, or an officer, director, 10% or more shareholder, or a highly compensated Employee.

6.     VALUATIONS

     6.1 Valuation of the Trust Fund. The Administrator shall direct the Trustee, as of each Anniversary Date, and at such other date or dates deemed necessary by the Administrator, herein called "valuation date", to determine the net worth of the assets comprising the Trust Fund as it exists on the "valuation date." In determining such net worth, the Trustee shall value the assets comprising the Trust Fund at their fair market value as of the "valuation date, and shall deduct all expenses for which the Trustee has not yet obtained reimbursement from the Employer or the Trust Fund.

     6.2 Method of Valuation. Valuations must be made in good faith and based on all relevant factors for determining the fair market value of securities. In the case of a transaction between a Plan and a disqualified person, value must be determined as of the date of the transaction. For all other Plan purposes, value must be determined as of the most recent "valuation date" under the Plan. An independent appraisal will not in itself be a good faith determination of value in the case of a transaction between the Plan and a disqualified person. However, in other cases, a determination of fair market value based on at least an annual appraisal independently arrived at by a person who customarily makes such appraisals and who is independent of any party to the transaction will be deemed to be a good faith determination of value. Company Stock not readily tradeable on an established securities market shall be valued by an independent appraiser meeting requirements similar to the requirements of the Regulations prescribed under Code Section 170(a)(1).

7.      DETERMINATION AND DISTRIBUTION OF BENEFITS.

     7.1 Determination of Benefits Upon Retirement. Every Participant may terminate his employment with the Employer and retire for the purposes hereof on his Normal Retirement Date or Early Retirement Date. However, a Participant may postpone the termination of his employment with the Employer to a later date, in which event the participation of such Participant in the Plan, including the right to receive allocations pursuant to Section 4.3, shall continue until his Late Retirement Date. Upon a Participant's Retirement Date or attainment of his Normal Retirement Date without termination of employment with the Employer, or as soon thereafter as is practicable, the Trustee shall distribute all amounts credited to such Participant's Account in accordance with Sections 7.5 and 7.6.

     7.2      Determination of Benefits Upon Death.

          7.2.1 Vesting and Distribution. Upon the death of a Participant before his Retirement Date or other termination of his employment, all amounts credited to such Participant's Account shall become fully Vested. If elected, distribution of the Participant's Account shall commence not later than one (1) year after the close of the Plan Year in which such Participant's death occurs. The Administrator shall direct the Trustee, in accordance with the provisions of Sections 7.5 and 7.6, to distribute the value of the deceased Participant's accounts to the Participant's Beneficiary.

          7.2.2      Distributions.  Upon the death of a Former
Participant, the Administrator shall direct the Trustee, in accordance with the provisions of Sections 7.5 and 7.6, to distribute any remaining Vested amounts credited to the accounts of a deceased Former Participant to such Former Participant's Beneficiary.

          7.2.3 Proof of Death. The Administrator may require such proper proof of death and such evidence of the right of any person to receive payment of the value of the account of a deceased Participant or Former Participant as the Administrator may deem desirable. The Administrator's determination of death and of the right of any person to receive payment shall be conclusive.

          7.2.4 Beneficiary. The Beneficiary of the death benefit payable pursuant to this Section shall be the Participant's spouse.

               A. Notwithstanding the foregoing, the Participant may designate a Beneficiary other than his spouse if: (1) the spouse has waived the right to be the Participant's Beneficiary; or (2) the Participant is legally separated or has been abandoned (within the meaning of local law) and the Participant has a court order to such effect (and there is no "qualified domestic relations order, as defined in Code Section 414(p) which provides otherwise); or (3) the Participant has no spouse; or (4) the spouse cannot be located.

               B. In the event of the occurrence of any of the circumstances described in Paragraph A, above, the designation of a Beneficiary shall be made on a form satisfactory to the Administrator. A Participant may at any time revoke his designation of a Beneficiary or change his Beneficiary by filing written notice of such revocation or change with the Administrator. However, the Participant's spouse must again consent in writing to any change in Beneficiary unless the original consent acknowledged that the spouse had the right to limit consent only to a specific Beneficiary and that the spouse voluntarily elected to relinquish such right. In the event no valid designation of Beneficiary exists at the time of the Participant's death, the death benefit shall be payable to his estate.

          7.2.5 Form of Spousal Waiver. Any consent by the Participant's spouse to waive any rights to the death benefit must be in writing, must acknowledge the effect of such waiver, and be witnessed by a Plan representative or a notary public. Further, the spouse's consent must be irrevocable and must acknowledge the specific nonspouse Beneficiary.

     7.3 Determination of Benefits in Event of Disability. In the event of a Participant's Total and Permanent Disability prior to his Retirement Date or other termination of his employment, all amounts credited to such Participant's Account shall become fully Vested. In the event of a Participant's Total and Permanent Disability, the Trustee, in accordance with the provisions of Sections 7.5 and 7.6, shall distribute to such Participant all amounts credited to such Participant's Account as though he had retired. If such Participant elects, distribution shall commence not later than one (1) year after the close of the Plan Year in which Total and Permanent Disability occurs.

     7.4      Determination of Benefits Upon Termination.

          7.4.1 Segregation of Accounts. On or before the Anniversary Date coinciding with or subsequent to the termination of a Participant's employment for any reason other than death, Total and Permanent Disability or retirement, the Administrator may direct the Trustee to segregate the amount of the Vested portion of such Terminated Participant's Account and invest the aggregate amount thereof in a separate, federally insured savings account, certificate of deposit, common or collective trust fund of a bank or a deferred annuity. In the event the Vested portion of a Participant's Account is not segregated, the amount shall remain in a separate account for the Terminated Participant and share in allocations pursuant to Section 4.3 until such time as a distribution is made to the Terminated Participant.

               A. If a portion of a Participant's Account is forfeited, Company Stock allocated to the Participant's Company Stock Account must be forfeited only after the Participant's Other Investments Account has been depleted. If interest in more than one class of Company Stock has been allocated to a Participant's Account, the Participant must be treated as forfeiting the same proportion of each such class.

               B. In the event that the amount of the Vested portion of the Terminated Participant's Account equals or exceeds the fair market value of any insurance Contracts, the Trustee, when so directed by the Administrator and agreed to by the Terminated Participant, shall assign, transfer, and set over to such Terminated Participant all Contracts on his life in such form or with such endorsements so that the settlement options and forms of payment are consistent with the provisions of Section 7.5. In the event that the Terminated Participant's Vested portion does not at least equal the fair market value of the Contracts, if any, the Terminated Participant may pay over to the Trustee the sum needed to make the distribution equal to the value of the Contracts being assigned or transferred, or the Trustee, pursuant to the Participant's election, may borrow the cash value of the Contracts from the insurer so that the value of the Contracts is equal to the Vested portion of the Terminated Participant's Account and then assign the Contracts to the Terminated Participant.

               C. Distribution of the funds due to a Terminated Participant shall be made on the occurrence of an event which would result in the distribution had the Terminated Participant remained in the employ of the Employer (upon the Participant's death, Total and Permanent Disability, Early or Normal Retirement). However, at the election of the Participant, the Administrator shall direct the Trustee to cause the entire Vested portion of the Terminated Participant's Account to be payable to such Terminated Participant on or after the Anniversary Date coinciding with or next following termination of employment. Distribution to a Participant shall not include any Company Stock acquired with the proceeds of an Exempt Loan until the close of the Plan Year in which such loan is repaid in full. Any distribution under this Section shall be made in a manner which is consistent with and satisfies the provisions of Sections
7.5 and 7.6, including, but not limited to, all notice and consent requirements of Code Section 411(a)(11) and the Regulations thereunder.

               D. If the value of a Terminated Participant's Vested benefit derived from Employer and Employee contributions does not exceed $3,500 and has never exceeded $3,500 at the time of any prior distribution, the Administrator shall direct the Trustee to cause the entire Vested benefit to be paid to such Participant in a single lump sum.

               E. For purposes of this Section 7.4, if the value of a Terminated Participant's Vested benefit is zero, the Terminated Participant shall be deemed to have received a distribution of such vested benefit.

          7.4.2 Regular Vesting Percentage. The Vested portion of any Participant's Account shall be a percentage of the total amount credited to his Participant's Account determined on the basis of the Participant's number of Years of Service according to the following schedule:

Vesting Schedule

     Years of Service     Percentage

     Less than 2     0
     2     20%
     3     30%
     4     40%
     5     60%
     6     80%
     7     100%


          7.4.3 Top Heavy Vesting Schedule. Notwithstanding the vesting schedule provided for in Section 7.4.2 above, for any Top Heavy Plan Year, the Vested portion of the Participant's Account of any Participant who has an Hour of Service after the Plan becomes top heavy shall be a percentage of the total amount credited to his Participant's Account determined on the basis of the Participant's number of Years of Service according to the following schedule:

Vesting Schedule

     Years of Service     Percentage

     Less than 2      0%
     2     20%
     3     40%
     4     60%
     5     80%
     6     100%


                    If in any subsequent Plan Year, the Plan ceases to be a Top Heavy Plan, the Administrator shall revert to the vesting schedule in effect before this Plan became a Top Heavy Plan. Any such reversion shall be treated as a Plan amendment pursuant to the terms of the Plan.

          7.4.4 Effect of Amendment. Notwithstanding the vesting schedule above, the Vested percentage of a Participant's Account shall not be less than the Vested percentage attained as of the later of the effective date or adoption date of this amendment and restatement.

          7.4.5 Effect of Terminations, Etc. Notwithstanding the vesting schedule above, upon the complete discontinuance of the Employer's contributions to the Plan or upon any full or partial termination of the Plan, all amounts credited to the account of any affected Participant shall become 100% Vested and shall not thereafter be subject to Forfeiture.

          7.4.6 No Reduction in Vesting. The computation of a Participant's nonforfeitable percentage of his interest in the Plan shall not be reduced as the result of any direct or indirect amendment to this Plan. For this purpose, the Plan shall be treated as having been amended if the Plan provides for an automatic change in vesting due to a change in top heavy status. In the event that the Plan is amended to change or modify any vesting schedule, a Participant with at least three (3) Years of Service as of the expiration date of the election period may elect to have his nonforfeitable percentage computed under the Plan without regard to such amendment. If a Participant fails to make such election, then such Participant shall be subject to the new vesting schedule. The Participant's election period shall commence on the adoption date of the amendment and shall end 60 days after the latest of (a) the adoption date of the amendment, (b) the effective date of the amendment, or (c) the date the Participant receives written notice of the amendment from the Employer or Administrator.

          7.4.7      Reemployment of Former Participant.

               A. If any Former Participant shall be reemployed by the Employer before a 1-Year Break in Service occurs, he shall continue to participate in the Plan in the same manner as if such termination had not occurred.

               B. If any Former Participant shall be reemployed by the Employer before five (5) consecutive 1-Year Breaks in Service, and such Former Participant had received, or was deemed to have received, a distribution of his entire Vested interest prior to his reemployment, his forfeited account shall be reinstated only if he repays the full amount distributed to him before the earlier of five (5) years after the first date on which the Participant is subsequently reemployed by the Employer or the close of the first period of five (5) consecutive 1-Year Breaks in Service commencing after the distribution, or in the event of a deemed distribution, upon the reemployment of such Former Participant. In the event the Former Participant does repay the full amount distributed to him, or in the event of a deemed distribution, the undistributed portion of the Participant's Account must be restored in full, unadjusted by any gains or losses occurring subsequent to the Anniversary Date or other valuation date coinciding with or preceding his termination. The source for such reinstatement shall first be any Forfeitures occurring during the year. If such source is insufficient, then the Employer shall contribute an amount which is sufficient to restore any such forfeited Accounts provided, however, that if a discretionary contribution is made for such year, such contribution shall first be applied to restore any such Accounts and the remainder shall be allocated in accordance with Section 4.3.

               C. If any Former Participant is reemployed after a 1-Year Break in Service has occurred, Years of Service shall include Years of Service prior to his 1-Year Break in Service subject to the following rules:

                    (1) If a Former Participant has a 1-Year Break in Service, his pre-break and post-break service shall be used for computing Years of Service for eligibility and for vesting purposes only after he has been employed for one (1) Year of Service following the date of his reemployment with the Employer;

                    (2) Any Former Participant who under the Plan does not have a nonforfeitable right to any interest in the Plan resulting from Employer contributions shall lose credits otherwise allowable under Paragraph C(1), above, if the number of his consecutive 1-Year Breaks in Service equals or exceed the greater of (a) five (5) or (b) the aggregate number of his pre- break Years of Service;

                    (3) After five (5) consecutive 1-Year Breaks in Service, a Former Participant's Vested Account balance attributable to pre-break service shall not be increased as a result of post-break service;

                    (4) If a Former Participant who has not had his Years of Service before a 1-Year Break in Service disregarded pursuant to Paragraph C(2), above, completes one (1) Year of Service for eligibility purposes following his reemployment with the Employer, he shall participate in the Plan retroactively from his date of reemployment;

                    (5) If a Former Participant who has not had his Years of Service before a 1-Year Break in Service disregarded pursuant to Paragraph C(2), above, completes a Year of Service (a 1-Year Break in Service previously occurred, but employment had not terminated), he shall participate in the Plan retroactively from the first day of the Plan Year during which he completes one (1) Year of Service.

          7.4.8 Pre-Age-18 Service. In determining Years of Service for purposes of vesting under the Plan, Years of Service prior to the vesting computation period in which an Employee attained his eighteenth birthday shall be excluded.

     7.5      Distribution of Benefits.

          7.5.1 Form of Distribution. The Administrator, pursuant to the election of the Participant (or if no election has been made prior to the Participant's death, by his Beneficiary), shall direct the Trustee to distribute to a Participant or his Beneficiary any amount to which he is entitled under the Plan in one or more of the following methods:

               A.      One lump-sum payment; or

               B. Payments over a period certain in monthly, quarterly, semiannual, or annual installments. The period over which such payment is to be made shall not extend beyond the earlier of the Participant's life expectancy (or the life expectancy of the Participant and his designated Beneficiary) or the limited distribution period provided for in Section 7.5.2.

          7.5.2 Period of Installments. Unless the Participant elects in writing a longer distribution period, distributions to a Participant or his Beneficiary attributable to Company Stock shall be in substantially equal monthly, quarterly, semiannual, or annual installments over a period not longer than five (5) years. In the case of a Participant with an account balance attributable to Company Stock in excess of $500,000, the five (5) year period shall be extended one (1) additional year (but not more than five (5) additional years) for each $100,000 or fraction thereof by which such balance exceeds $500,000. The dollar limits shall be adjusted at the same time and in the same manner as provided in Code
Section 415(d).

          7.5.3      Participant Consent.  Any distribution to a
Participant who has a benefit which exceeds, or has ever exceeded, $3,500 at the time of any prior distribution shall require such Participant's consent if such distribution commences prior to the later of his Normal Retirement Age or age 62. With regard to this required consent:

               A. The Participant must be informed of his right to defer receipt of the distribution. If a Participant fails to consent, it shall be deemed an election to defer the commencement of payment of any benefit. However, any election to defer the receipt of benefits shall not apply with respect to distributions which are required under Section 7.5.6.

               B. Notice of the rights specified under this Section shall be provided no less than 30 days and no more than 90 days before the first day on which all events have occurred which entitle the Participant to such benefit.

               C. Written consent of the Participant to the distribution must not be made before the Participant receives the notice and must not be made more than 90 days before the first day on which all events have occurred which entitle the Participant to such benefit.

               D. No consent shall be valid if a significant detriment is imposed under the Plan on any Participant who does not consent to the distribution.

               E.     Notwithstanding the foregoing provisions of this
Section 7.5.3, if a distribution is one to which Code Sections 401(a)(11) and 417 do not apply, then such distribution may commence less than thirty
(30) days after the participant receives the notice required under Treasury Regulation Section 1.411(a)-11(c), provided that (1) the Administrator clearly informs the Participant that the Participant has a right to a period of at least thirty (30) days after receiving the notice to consider the decision of whether or not to elect a distribution (and, if applicable, a particular distribution option), and (2) the Participant, after receiving the notice, affirmatively elects a distribution.

          7.5.4 Distribution of Dividends. Notwithstanding anything herein to the contrary, the Administrator, in its sole discretion, may direct that cash dividends on shares of Company Stock allocable to Participants' or Former Participants, Company Stock Accounts be distributed to such Participants or Former Participants within 90 days after the close of the Plan Year in which the dividends are paid.

          7.5.5 Treatment of Accounts. Any part of a Participant's benefit which is retained in the Plan after the Anniversary Date on which his participation ends will continue to be treated as a Company Stock Account or as an Other Investments Account (subject to Section 7.4.1) as provided in Article IV. However, neither account will be credited with any further Employer contributions or Forfeitures.

          7.5.6 Required Distributions. Notwithstanding any provision in the Plan to the contrary, the distribution of a Participant's benefits shall be made in accordance with the following requirements and shall otherwise comply with Code Section 401(a)(9) and the Regulations thereunder (including Regulation 1.401(a)(9)-2), the provisions of which are incorporated herein by reference:

               A. A Participant's benefits shall be distributed to him not later than April 1st of the calendar year following the later of (i) the calendar year in which the Participant attains age 70 1/2 or (ii) the calendar year in which the Participant retires, provided, however, that this clause (ii) shall not apply in the case of a Participant who is a "five (5) percent owner" at any time during the five (5) Plan Year period ending in the calendar year in which he attains age 70 1/2 or, in the case of a Participant who becomes a "five (5) percent owner" during any subsequent Plan Year, clause (ii) shall no longer apply and the required beginning date shall be the April 1st of the calendar year following the calendar year in which such subsequent Plan Year ends. Alternatively, distributions to a Participant must begin no later than the applicable April 1st as determined under the preceding sentence and must be made over a period certain measured by the life expectancy of the Participant (or the life expectancies of the Participant and his designated Beneficiary) in accordance with Regulations. Notwithstanding the foregoing, clause (ii) above shall not apply to any Participant unless the Participant had attained age 70 1/2 before January 1, 1988 and was not a "five (5) percent owner" at any time during the Plan Year ending with or within the calendar year in which the Participant attained age 66 1/2 or any subsequent Plan Year.

               B. Distributions to a Participant and his Beneficiaries shall only be made in accordance with the incidental death benefit requirements of Code Section 401(a)(9)(G) and the Regulations thereunder.

               C. Additionally, for calendar years beginning before 1989, distributions may also be made under an alternative method which provides that the then present value of the payments to be made over the period of the Participant's life expectancy exceeds fifty percent (50%) of the then present value of the total payments to be made to the Participant and his Beneficiaries.

          7.5.7 Post-Death Distributions. Notwithstanding any provision in the Plan to the contrary, distributions upon the death of a Participant shall be made in accordance with the following requirements and shall otherwise comply with Code Section 401(a)(9) and the Regulations thereunder. If it is determined pursuant to Regulations that the distribution of a Participant's interest has begun and the Participant dies before his entire interest has been distributed to him, the remaining portion of such interest shall be distributed at least as rapidly as under the method of distribution selected pursuant to this Section 7.5 as of his date of death.

               A. If a Participant dies before he has begun to receive any distributions of his interest under the Plan or before distributions are deemed to have begun pursuant to Regulations, then his death benefit shall be distributed to his Beneficiaries by December 31st of the calendar year in which the fifth anniversary of his date of death occurs.

               B. However, in the event that the Participant's spouse (determined as of the date of the Participant's death) is his Beneficiary, then in lieu of the preceding rules, distributions must be made over a period not extending beyond the life expectancy of the spouse and must commence on or before the later of: (1) December 31st of the calendar year immediately following the calendar year in which the Participant died; or
(2) December 31st of the calendar year in which the Participant would have attained age 70 1/2. If the surviving spouse dies before distributions to such spouse begin, then the 5-year distribution requirement of this Section shall apply as if the spouse was the Participant.

          7.5.8 Life Expectancy. For purposes of this Section 7.5, the life expectancy of a Participant and a Participant's spouse may, at the election of the Participant or the Participant's spouse, be redetermined in accordance with Regulations. The election, once made, shall be irrevocable. If no election is made by the time distributions must commence, then the life expectancy of the Participant and the Participant's spouse shall not be subject to recalculation. Life expectancy and joint and last survivor expectancy shall be computed using the return multiples in Tables V and VI of Regulation 1.72-9.

          7.5.9 Commencement of Distributions. Except as limited by Sections 7.5 and 7.6, whenever the Trustee is to make a distribution or to commence a series of payments on or as of an Anniversary Date, the distribution or series of payments may be made or begun on such date or as soon thereafter as is practicable. However, unless a Former Participant elects in writing to defer the receipt of benefits (such election may not result in a death benefit that is more than incidental), the payment of benefits shall begin not later than the 60th day after the close of the Plan Year in which the latest of the following events occurs:

               A. the date on which the Participant attains the earlier of age 65 or the Normal Retirement Age specified herein;

               B. the 10th anniversary of the year in which the Participant commenced participation in the Plan; or

               C. the date the Participant terminates his service with the Employer.

          7.5.10 Segregation of Account. If a distribution is made at a time when a Participant is not fully Vested in his Participant's Account (employment has not terminated) and the Participant may increase the Vested percentage in such account:

               A. A separate account shall be established for the Participant's interest in the Plan as of the time of the distribution; and

               B. At any relevant time, the Participant's Vested portion of the separate account shall be equal to an amount ("X") determined by the formula:

                    X equals P(AB plus (R x D)) - (R x D)

                    For purposes of applying the formula: P is the Vested percentage at the relevant time, AB is the account balance at the relevant time, D is the amount of distribution, and R is the ratio of the account balance at the relevant time to the account balance after distribution.

     7.6      How Plan Benefit Will be Distributed.

          7.6.1 Form of Distribution. Distribution of a Participant's benefit may be made in cash or Company Stock or both, provided, however, that if a Participant or Beneficiary so demands, such benefit shall be distributed only in the form of Company Stock. Prior to making a distribution of benefits, the Administrator shall advise the Participant or his Beneficiary, in writing, of the right to demand that benefits be distributed solely in Company Stock.

          7.6.2 Distribution of Stock. If a Participant or Beneficiary demands that benefits be distributed solely in Company Stock, distribution of a Participant's benefit will be made entirely in whole shares or other units of Company Stock. Any balance in a Participant's Other Investments Account will be applied to acquire for distribution the maximum number of whole shares or other units of Company Stock at the then fair market value. Any fractional unit value unexpended will be distributed in cash. If Company Stock is not available for purchase by the Trustee, then the Trustee shall hold such balance until Company Stock is acquired and then make such distribution, subject to Sections 7.5.9 and 7.5.6.

          7.6.3 Instructions to Trustee. The Trustee will make distribution from the Trust only on instructions from the Administrator.

          7.6.4 Restricted Ownership. Notwithstanding anything contained herein to the contrary, if the Employer's charter or by-laws restrict ownership of substantially all shares of Company Stock to Employees and the Trust Fund, as described in Code Section 409(h)(2), the Administrator shall distribute a Participant's Account entirely in cash without granting the Participant the right to demand distribution in shares of Company Stock.

          7.6.5 Restrictions on Resale. Except as otherwise provided herein, Company Stock distributed by the Trustee may be restricted as to sale or transfer by the by-laws or articles of incorporation of the Employer, provided restrictions are applicable to all Company Stock of the same class. If a Participant is required to offer the sale of his Company Stock to the Employer before offering to sell his Company Stock to a third party, in no event may the Employer pay a price less than that offered to the distributee by another potential buyer making a bona fide offer and in no event shall the Trustee pay a price less than the fair market value of the Company Stock.

          7.6.6 Multiple Classes of Stock. If Company Stock acquired with the proceeds of an Exempt Loan (described in Section 5.4 hereof) is available for distribution and consists of more than one class, a Participant or his Beneficiary must receive substantially the same proportion of each such class.

     7.7 Distribution for Minor Beneficiary. In the event a distribution is to be made to a minor, then the Administrator may direct that such distribution be paid to the legal guardian, or if none, to a parent of such Beneficiary or a responsible adult with whom the Beneficiary maintains his residence, or to the custodian for such Beneficiary under the Uniform Gift to Minors Act or Gift to Minors Act, if such is permitted by the laws of the state in which said Beneficiary resides. Such a payment to the legal guardian, custodian or parent of a minor Beneficiary shall fully discharge the Trustee, Employer, and Plan from further liability on account thereof.

     7.8 Location of Participant or Beneficiary Unknown. In the event that all, or any portion, of the distribution payable to a Participant or his Beneficiary hereunder shall, at the later of the Participant's attainment of age 62 or his Normal Retirement Age, remain unpaid solely by reason of the inability of the Administrator, after sending a registered letter, return receipt requested, to the last known address, and after further diligent effort, to ascertain the whereabouts of such Participant or his Beneficiary, the amount so distributable shall be treated as a Forfeiture pursuant to the Plan. In the event a Participant or Beneficiary is located subsequent to his benefit being reallocated, such benefit shall be restored.

     7.9 Right of First Refusal. The provisions of this Section 7.9 shall apply only in Plan Years beginning prior to January 1, 1992. Effective January 1, 1992, the Employer shall not have any rights of first refusal under this Plan with respect to any shares of Company Stock, regardless whether such shares previously may have been held and distributed pursuant to this Plan, are then held by the Trustee pursuant to this Plan, or thereafter are distributed pursuant to this Plan.

          7.9.1 Notice. If any Participant, his Beneficiary or any other person to whom shares of Company Stock are distributed from the Plan (the "Selling Participant") shall, at any time, desire to sell some or all of such shares (the "Offered Shares") to a third party (the "Third Party"), the Selling Participant shall give written notice of such desire to the Employer and the Administrator, which notice shall contain the number of shares offered for sale, the proposed terms of the sale and the names and addresses of both the Selling Participant and Third Party. Both the Trust Fund and the Employer shall each have the right of first refusal for a period of fourteen (14) days from the date the Selling Participant gives such written notice to the Employer and the Administrator (such fourteen (14) day period to run concurrently against the Trust Fund and the Employer) to acquire the Offered Shares. As between the Trust Fund and the Employer, the Trust Fund shall have priority to acquire the shares pursuant to the right of first refusal. The selling price and terms shall be the same as offered by the Third Party.

          7.9.2 Failure to Exercise. If the Trust Fund and the Employer do not exercise their right of first refusal within the required fourteen (14) day period provided above, the Selling Participant shall have the right, at any time following the expiration of such fourteen (14) day period, to dispose of the Offered Shares to the Third Party; provided, however, that (a) no disposition shall be made to the Third Party on terms more favorable to the Third Party than those set forth in the written notice delivered by the Selling Participant above, and (b) if such disposition shall not be made to a third party on the terms offered to the Employer and the Trust Fund, the offered Shares shall again be subject to the right of first refusal set forth above.

          7.9.3 Closing. The closing pursuant to the exercise of the right of first refusal under Section 7.9.1 above shall take place at such place agreed upon between the Administrator and the Selling Participant, but not later than ten (10) days after the Employer or the Trust Fund shall have notified the Selling Participant of the exercise of the right of first refusal. At such closing, the Selling Participant shall deliver certificates representing the Offered Shares duly endorsed in blank for transfer, or with stock powers attached duly executed in blank with all required transfer tax stamps attached or provided for, and the Employer or the Trust Fund shall deliver the purchase price, or an appropriate portion thereof, to the Selling Participant.

          7.9.4 Stock Acquired with Exempt Loan. Except as provided in this Section 7.9.4, no Company Stock acquired with the proceeds of an Exempt Loan complying with the requirements of Section 5.4 hereof shall be subject to a right of first refusal. Company Stock acquired with the proceeds of an Exempt Loan, which is distributed to a Participant or Beneficiary, shall be subject to the right of first refusal provided for in
Section 7.9.1 Section only so long as the Company Stock is not publicly traded. The term "publicly traded" refers to a securities exchange registered under Section 6 of the Securities Exchange Act of 1934 (15 U.S.C. 78f) or that is quoted on a system sponsored by a national securities association registered under Section 15A(b) of the Securities Exchange Act (15 U.S.C. 780). In addition, in the case of Company Stock which was acquired with the proceeds of a loan described in Section 5.4, the selling price and other terms under the right must not be less favorable to the seller than the greater of the value of the security determined under Section 6.2, or the purchase price and other terms offered by a buyer (other than the Employer or the Trust Fund), making a good faith offer to purchase the security. The right of first refusal must lapse no later than fourteen (14) days after the security holder gives notice to the holder of the right that an offer by a third party to purchase the security has been made. The right of first refusal shall comply with the provisions of Sections 7.9.1, 7.9.2 and 7.9.3, except to the extent those provisions may conflict with the provisions of this Section.

     7.10 Stock Certificate Legend. Certificates for shares distributed pursuant to the Plan prior to January 1, 1992, shall contain the following legend:

"The shares represented by this certificate are transferable only upon compliance with the terms of SANTA BARBARA BANK & TRUST EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST effective as of January 1, 1989, which grants to Santa Barbara Bank & Trust a right of first refusal, a copy of said Plan being on file in the office of the Company."

     7.11      Put Option.

          7.11.1 Participant Right. If Company Stock which was not acquired with the proceeds of an Exempt Loan is distributed to a Participant and such Company Stock is not readily tradeable on an established securities market, a Participant has a right to require the Employer to repurchase the Company Stock distributed to such Participant under a fair valuation formula. Such Stock shall be subject to the provisions of Section 7.11.3.

          7.11.2 Required Put Option. Company Stock which is acquired with the proceeds of an Exempt Loan and which is not publicly traded when distributed, or if it is subject to a trading limitation when distributed, must be subject to a put option. For purposes of this Section, a "trading limitation" on a Company Stock is a restriction under any Federal or State securities law or any regulation thereunder, or an agreement (not prohibited by Section 7.12) affecting the Company Stock which would make the Company Stock not as freely tradeable as stock not subject to such restriction.

          7.11.3 Exercise of Put Option. The put option shall be exercisable during the period commencing as of the first day following the date the Company Stock is distributed to the Former Participant and ending 60 days thereafter and if not exercised within such 60-day period, an additional 60-day option period shall commence on the first day of the Plan Year following the date the Company Stock was distributed to the Former Participant (or, if later, the first day following the end of the initial 60-day period as is provided in regulations promulgated by the Secretary of the Treasury.

               A. The put option shall commence as of the day following the date the Company Stock is distributed to the Former Participant and end 60 days thereafter and if not exercised within such 60-day period, an additional 60-day option shall commence on the first day of the fifth month of the Plan Year next following the date the stock was distributed to the Former Participant (or such other 60-day period as provided in regulations promulgated by the Secretary of the Treasury). However, in the case of Company Stock that is publicly traded without restrictions when distributed but ceases to be so traded within either of the 60-day periods described herein after distribution, the Employer must notify each holder of such Company Stock in writing on or before the tenth day after the date the Company Stock ceases to be so traded that for the remainder of the applicable 60-day period the Company Stock is subject to the put option. The number of days between the tenth day and the date on which notice is actually given, if later than the tenth day, must be added to the duration of the put option. The notice must inform distributees of the term of the put options that they are to hold. The terms must satisfy the requirements of this Section.

               B. The put option is exercised by the holder notifying the Employer in writing that the put option is being exercised; the notice shall state the name and address of the holder and the number of shares to be sold. The period during which a put option is exercisable does not include any time when a distributee is unable to exercise it because the party bound by the put option is prohibited from honoring it by applicable Federal or State law. The price at which a put option must be exercisable is the value of the Company Stock determined in accordance with Section
6.2. Payment under the put option involving a "Total Distribution" shall be paid in substantially equal monthly, quarterly, semiannual or annual installments over a period certain beginning not later than thirty (30) days after the exercise of the put option and not extending beyond (5) years. The deferral of payment is reasonable if adequate security and a reasonable interest rate on the unpaid amounts are provided. The amount to be paid under the put option involving installment distributions must be paid not later than thirty (30) days after the exercise of the put option. Payment under a put option must not be restricted by the provisions of a loan or any other arrangement, including the terms of the Employer's articles of incorporation, unless so required by applicable state law.

               C. For purposes of this Section, "Total Distribution" means a distribution to a Participant or his Beneficiary within one taxable year of the entire Vested Participant's Account.

          7.11.4 Limitation. An arrangement involving the Plan that creates a put option must not provide for the issuance of put options other than as provided under this Section. The Plan (and the Trust Fund) must not otherwise obligate itself to acquire Company Stock from a particular holder thereof at an indefinite time determined upon the happening of an event such as the death of the holder.

     7.12 Nonterminable Protections and Rights. No Company Stock, except as provided in Section 4.3.15 and Section 7.11.2, acquired with the proceeds of a loan described in Section 5.4 hereof may be subject to a put, call, or other option, or buy-sell or similar arrangement when held by and when distributed from the Trust Fund, whether or not the Plan is then an ESOP. The protections and rights granted in this Section are nonterminable, and such protections and rights shall continue to exist under the terms of this Plan so long as any Company Stock acquired with the proceeds of a loan described in Section 5.4 hereof is held by the Trust Fund or by any Participant or other person for whose benefit such protections and rights have been created, and neither the repayment of such loan nor the failure of the Plan to be an ESOP, nor an amendment of the Plan shall cause a termination of said protections and rights.

     7.13 Qualified Domestic Relations Order Distribution. All rights and benefits, including elections, provided to a Participant in this Plan shall be subject to the rights afforded to any "alternate payee" under a "qualified domestic relations order." Furthermore, a distribution to an "alternate payee" shall be permitted if such distribution is authorized by a "qualified domestic relations order," even if the affected Participant has not separated from service and has not reached the "earliest retirement age" under the Plan. For the purposes of this Section, "alternate payee," "qualified domestic relations order" and "earliest retirement age" shall have the meaning set forth under Code Section 414(p).

8.     TRUSTEE

     8.1 Basic Responsibilities of the Trustee. The Trustee shall have the following categories of responsibilities:

          8.1.1 Investment. Consistent with the "funding policy and method" determined by the Employer, to invest, manage, and control the Plan assets subject, however, to the direction of an Investment Manager if the Trustee should appoint such manager as to all or a portion of the assets of the Plan;

          8.1.2 Benefits. At the direction of the Administrator, to pay benefits required under the Plan to be paid to Participants, or, in the event of their death, to their Beneficiaries;

          8.1.3 Records. To maintain records of receipts and disbursements and furnish to the Employer and/or Administrator for each Plan Year a written annual report per Section 8.7; and

          8.1.4 Co-Trustees. If there shall be more than one Trustee, they shall act by a majority of their number, but may authorize one or more of them to sign papers on their behalf.

     8.2      Investment Powers and Duties of the Trustee.

          8.2.1 General. The Trustee shall invest and reinvest the Trust Fund to keep the Trust Fund invested without distinction between principal and income and in such securities or property, real or personal, wherever situated, as the Trustee shall deem advisable, including, but not limited to, stocks, common or preferred, bonds and other evidences of indebtedness or ownership, and real estate or any interest therein. The Trustee shall at all times in making investments of the Trust Fund consider, among other factors, the short and long-term financial needs of the Plan on the basis of information furnished by the Employer. In making such investments, the Trustee shall not be restricted to securities or other property of the character expressly authorized by the applicable law for trust investments; however, the Trustee shall give due regard to any limitations imposed by the Code or the Act so that at all times the Plan may qualify as an Employee Stock Ownership Plan and Trust.

          8.2.2 Banks. The Trustee may employ a bank or trust company pursuant to the terms of its usual and customary bank agency agreement, under which the duties of such bank or trust company shall be of a custodial, clerical and record-keeping nature.

          8.2.3 Pooled Funds. The Trustee may from time to time with the consent of the Employer transfer to a common, collective, or pooled trust fund maintained by any corporate Trustee hereunder, all or such part of the Trust Fund as the Trustee may deem advisable, and such part or all of the Trust Fund so transferred shall be subject to all the terms and provisions of the common, collective, or pooled trust fund which contemplate the commingling for investment purposes of such trust assets with trust assets of other trusts. The Trustee may, from time to time with the consent of the Employer, withdraw from such common, collective, or pooled trust fund all or such part of the Trust Fund as the Trustee may deem advisable.

          8.2.4 Sale of Company Stock. In the event the Trustee invests any part of the Trust Fund, pursuant to the directions of the Administrator, in any shares of stock issued by the Employer, and the Administrator thereafter directs the Trustee to dispose of such investment, or any part thereof, under circumstances which, in the opinion of counsel for the Trustee, require registration of the securities under the Securities Act of 1933 and/or qualification of the securities under the Blue Sky laws of any state or states, then the Employer at its own expense, will take or cause to be taken any and all such action as may be necessary or appropriate to effect such registration and/or qualification.

          8.2.5 Insurance. The Trustee, at the direction of the Administrator, shall ratably apply for, own, and pay premiums on Contracts on the lives of the Participants. If a life insurance policy is to be purchased for a Participant, the aggregate premium for ordinary life insurance for each Participant must be less than 50% of the aggregate of the contributions and Forfeitures to the credit of the Participant at any particular time. If term insurance is purchased with such contributions, the aggregate premium must be less than 25% of the aggregate contributions and Forfeitures allocated to a Participant's Account. If both term insurance and ordinary life insurance are purchased with such contributions, the amount expended for term insurance plus one-half of the premium for ordinary life insurance may not in the aggregate exceed 25% of the aggregate contributions and Forfeitures allocated to a Participant's Account. The Trustee must convert the entire value of the life insurance contracts at or before retirement into cash or provide for a periodic income so that no portion of such value may be used to continue life insurance protection beyond retirement, or distribute the Contracts to the Participant. In the event of any conflict between the terms of this Plan and the terms of any insurance Contract purchased hereunder, the Plan provisions shall control.

     8.3 Other Powers of the Trustee. The Trustee, in addition to all powers and authorities under common law, statutory authority, including the Act, and other provisions of the Plan, shall have the following powers and authorities, to be exercised in the Trustee's sole discretion:

          8.3.1 Purchase Securities. To purchase, or subscribe for, any securities or other property and to retain the same. In conjunction with the purchase of securities, margin accounts may be opened and maintained;

          8.3.2 Sell Securities. To sell, exchange, convey, transfer, grant options to purchase, or otherwise dispose of any securities or other property held by the Trustee, by private contract or at public auction. No person dealing with the Trustee shall be bound to see to the application of the purchase money or to inquire into the validity, expediency, or propriety of any such sale or other disposition, with or without advertisement;

          8.3.3 Voting, Etc. To vote upon any stocks, bonds, or other securities; to give general or special proxies or powers of attorney with or without power of substitution; to exercise any conversion privileges, subscription rights or other options, and to make any payments incidental thereto; to oppose, or to consent to, or otherwise participate in, corporate reorganizations or other changes affecting corporate securities, and to delegate discretionary powers, and to pay any assessments or charges in connection therewith; and generally to exercise any of the powers of an owner with respect to stocks, bonds, securities, or other property;

          8.3.4 Title. To cause any securities or other property to be registered in the Trustee's own name or in the name of one or more of the Trustee's nominees, and to hold any investments in bearer form, but the books and records of the Trustee shall at all times show that all such investments are part of the Trust Fund;

          8.3.5 Borrow. To borrow or raise money for the purposes of the Plan in such amount, and upon such terms and conditions, as the Trustee shall deem advisable; and for any sum so borrowed, to issue a promissory note as Trustee, and to secure the repayment thereof by pledging all, or any part, of the Trust Fund; and no person lending money to the Trustee shall be bound to see to the application of the money lent or to inquire into the validity, expediency, or propriety of any borrowing;

          8.3.6 Liquid Investments. To keep such portion of the Trust Fund in cash or cash balances as the Trustee may, from time to time, deem to be in the best interests of the Plan, without liability for interest thereon;

          8.3.7 Holding Period. To accept and retain for such time as the Trustee may deem advisable any securities or other property received or acquired as Trustee hereunder, whether or not such securities or other property would normally be purchased as investments hereunder;

          8.3.8 Transfer Payments. To make, execute, acknowledge, and deliver any and all documents of transfer and conveyance and any and all other instruments that may be necessary or appropriate to carry out the powers herein granted;

          8.3.9 Disputes. To settle, compromise, or submit to arbitration any claims, debts, or damages due or owing to or from the Plan, to commence or defend suits or legal or administrative proceedings, and to represent the Plan in all suits and legal and administrative proceedings;

          8.3.10 Agents. To employ suitable agents and counsel and to pay their reasonable expenses and compensation, and such agent or counsel may or may not be agent or counsel for the Employer;

          8.3.11 Insurance. To apply for and procure from responsible insurance companies, to be selected by the Administrator, as an investment of the Trust Fund such annuity, or other Contracts (on the life of any Participant) as the Administrator shall deem proper; to exercise, at any time or from time to time, whatever rights and privileges may be granted under such annuity, or other Contracts; to collect, receive, and settle for the proceeds of all such annuity or other Contracts as and when entitled to do so under the provisions thereof;

          8.3.12 Accounts. To invest funds of the Trust in time deposits or savings accounts bearing a reasonable rate of interest in the Trustee's bank;

          8.3.13 Treasury Securities. To invest in Treasury Bills and other forms of United States government obligations;

          8.3.14 Mutual Funds. To invest in shares of investment companies registered under the Investment Company Act of 1940;

          8.3.15 Insured Deposits. To deposit monies in federally insured savings accounts or certificates of deposit in banks or savings and loan associations;

          8.3.16 Voting Company Stock. To vote Company Stock as provided in Section 8.4;

          8.3.17 Reorganizations, Etc. To consent to or otherwise participate in reorganizations, recapitalizations, consolidations, mergers and similar transactions with respect to Company Stock or any other securities and to pay any assessments or charges in connection therewith;

          8.3.18 Voting Trust, Etc. To deposit such Company Stock (but only if such deposit does not violate the provisions of Section 8.4 hereof) or other securities in any voting trust, or with any protective or like committee, or with a trustee or with depositories designated thereby;

          8.3.19 Options, Etc. To sell or exercise any options, subscription rights and conversion privileges and to make any payments incidental thereto;

          8.3.20 Exercise Powers. To exercise any of the powers of an owner, with respect to such Company Stock and other securities or other property comprising the Trust Fund. The Administrator, with the Trustee's approval, may authorize the Trustee to act on any administrative matter or class of matters with respect to which direction or instruction to the Trustee by the Administrator is called for hereunder without specific direction or other instruction from the Administrator;
          8.3.21 Options. To sell, purchase and acquire put or call options if the options are traded on and purchased through a national securities exchange registered under the Securities Exchange Act of 1934, as amended, or, if the options are not traded on a national securities exchange, are guaranteed by a member firm of the New York Stock Exchange;

          8.3.22 Other. To do all such acts and exercise all such rights and privileges, although not specifically mentioned herein, as the Trustee may deem necessary to carry out the purposes of the Plan.

     8.4 Voting Company Stock. The Trustee shall vote all Company Stock held by it as part of the Plan assets; provided, however, that if any agreement entered into by the Trust provides for voting of any shares of Company Stock pledged as security for any obligation of the Plan, then such shares of Company Stock shall be voted in accordance with such agreement. The Trustee shall not vote Company Stock which a Participant or Beneficiary fails to exercise pursuant to this Section.

          8.4.1 Voting Rights Pass-Through. Notwithstanding the foregoing, if the Employer has a registration-type class of securities or, with respect to Company Stock acquired by, or transferred to, the Plan in connection with a securities acquisition loan (as defined in Code Section 133(b)) after July 10, 1989, each Participant or Beneficiary shall be entitled to direct the Trustee as to the manner in which the Company Stock which is entitled to vote and which is allocated to the Company Stock Account of such Participant or Beneficiary is to be voted. If the Employer does not have a registration-type class of securities, with respect to Company Stock other than Company Stock acquired by, or transferred to, the Plan in connection with a securities acquisition loan (as defined in Code
Section 133(b)) after July 10, 1989, each Participant or Beneficiary in the Plan shall be entitled to direct the Trustee as to the manner in which voting rights on shares of Company Stock which are allocated to the Company Stock Account of such Participant or Beneficiary are to be exercised with respect to any corporate matter which involves the voting of such shares with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business, or such similar transaction as prescribed in Regulations. For purposes of this Section the term "registration- type class of securities" means: (A) a class of securities required to be registered under Section 12 of the Securities Exchange Act of 1934; and (B) a class of securities which would be required to be so registered except for the exemption from registration provided in subsection (g)(2)(H) of such Section 12.

          8.4.2 Other. If the Employer does not have a registration-type class of securities and the by-laws of the Employer require the Plan to vote an issue in a manner that reflects a one-man, one-vote philosophy, each Participant or Beneficiary shall be entitled to cast one vote on an issue and the Trustee shall vote the shares held by the Plan in proportion to the results of the votes cast on the issue by the Participants and Beneficiaries.

     8.5      Duties Of The Trustee Regarding Payments.

          8.5.1 Distributions. The Trustee shall make distributions from the Trust Fund at such times and in such numbers of shares or other units of Company Stock and amounts of cash to or for the benefit of the person entitled thereto under the Plan as the Administrator directs in writing. Any undistributed part of a Participant's interest in his accounts shall be retained in the Trust Fund until the Administrator directs its distribution. Where distribution is directed in Company Stock, the Trustee shall cause an appropriate certificate to be issued to the person entitled thereto and mailed to the address furnished it by the Administrator. Any portion of a Participant's Account to be distributed in cash shall be paid by the Trustee mailing its check to the same person at the same address. If a dispute arises as to who is entitled to or should receive any benefit or payment, the Trustee may withhold or cause to be withheld such payment until the dispute has been resolved.

          8.5.2 Administrator Directions. As directed by the Administrator, the Trustee shall make payments out of the Trust Fund. Such directions or instructions need not specify the purpose of the payments so directed and the Trustee shall not be responsible in any way respecting the purpose or propriety of such payments except as mandated by the Act.

          8.5.3 Returned Payment. In the event that any distribution or payment directed by the Administrator shall be mailed by the Trustee to the person specified in such direction at the latest address of such person filed with the Administrator, and shall be returned to the Trustee because such person cannot be located at such address, the Trustee shall promptly notify the Administrator of such return. Upon the expiration of sixty (60) days after such notification, such direction shall become void and unless and until a further direction by the Administrator is received by the Trustee with respect to such distribution or payment, the Trustee shall thereafter continue to administer the Trust as if such direction had not been made by the Administrator. The Trustee shall not be obligated to search for or ascertain the whereabouts of any such person.

     8.6 Trustee's Compensation and Expenses and Taxes. The Trustee shall be paid such reasonable compensation as shall from time to time be agreed upon in writing by the Employer and the Trustee. An individual serving as Trustee who already receives full-time pay from the Employer shall not receive compensation from the Plan. In addition, the Trustee shall be reimbursed for any reasonable expenses, including reasonable counsel fees incurred by it as Trustee. Such compensation and expenses shall be paid from the Trust Fund unless paid or advanced by the Employer. All taxes of any kind and all kinds whatsoever that may be levied or assessed under existing or future laws upon, or in respect of, the Trust Fund or the income thereof, shall be paid from the Trust Fund.

     8.7 Annual Report of the Trustee. Within a reasonable period of time after the later of the Anniversary Date or receipt of the Employer's contribution for each Plan Year, the Trustee shall furnish to the Employer and Administrator a written statement of account with respect to the Plan Year for which such contribution was made.

          8.7.1      Contents.  Such report shall set forth:

               A.      The net income, or loss, of the Trust Fund;

               B. The gains, or losses, realized by the Trust Fund upon sales or other disposition of the assets;

               C.      The increase, or decrease, in the value of the Trust
Fund;

               D.      All payments and distributions made from the Trust
Fund; and

               E. Such further information as the Trustee or Administrator deems appropriate.

          8.7.2 Employer Review. The Employer, forthwith upon its receipt of each such statement of account, shall acknowledge receipt thereof in writing and advise the Trustee and/or Administrator of its approval or disapproval thereof. Failure by the Employer to disapprove any such statement of account within thirty (30) days after its receipt thereof shall be deemed an approval thereof. The approval by the Employer of any statement of account shall be binding as to all matters embraced therein as between the Employer and the Trustee to the same extent as if the account of the Trustee had been settled by judgment or decree in an action for a judicial settlement of its account in a court of competent jurisdiction in which the Trustee, the Employer and all persons having or claiming an interest in the Plan were parties; provided, however, that nothing herein contained shall deprive the Trustee of its right to have its accounts judicially settled if the Trustee so desires.

     8.8      Audit.

          8.8.1 Conduct. If an audit of the Plan's records shall be required by the Act and the regulations thereunder for any Plan Year, the Administrator shall direct the Trustee to engage on behalf of all Participants an independent qualified public accountant for that purpose. Such accountant shall, after an audit of the books and records of the Plan in accordance with generally accepted auditing standards, within a reasonable period after the close of the Plan Year, furnish to the Administrator and the Trustee a report of his audit setting forth his opinion as to whether any statements, schedules or lists that are required by Act Section 103 or the Secretary of Labor to be filed with the Plan's annual report, are presented fairly in conformity with generally accepted accounting principles applied consistently. All auditing and accounting fees shall be an expense of and may, at the election of the Administrator, be paid from the Trust Fund.

          8.8.2 Information. If some or all of the information necessary to enable the Administrator to comply with Act Section 103 is maintained by a bank, insurance company, or similar institution, regulated and supervised and subject to periodic examination by a state or federal agency, it shall transmit and certify the accuracy of that information to the Administrator as provided in Act Section 103(b) within one hundred twenty (120) days after the end of the Plan Year or by such other date as may be prescribed under regulations of the Secretary of Labor.

     8.9      Resignation, Removal and Succession of Trustee.

          8.9.1 Resignation. The Trustee may resign at any time by delivering to the Employer, at least thirty (30) days before its effective date, a written notice of his resignation.

          8.9.2 Removal. The Employer may remove the Trustee by mailing by registered or certified mail, addressed to such Trustee at his last known address, at least thirty (30) days before its effective date, a written notice of his removal.

          8.9.3 Successor. Upon the death, resignation, incapacity, or removal of any Trustee, a successor may be appointed by the Employer; and such successor, upon accepting such appointment in writing and delivering same to the Employer, shall, without further act, become vested with all the estate, rights, powers, discretions, and duties of his predecessor with like respect as if he were originally named as a Trustee herein. Until such a successor is appointed, the remaining Trustee or Trustees shall have full authority to act under the terms of the Plan.

          8.9.4 Designation of Successor. The Employer may designate one or more successors prior to the death, resignation, incapacity, or removal of a Trustee. In the event a successor is so designated by the Employer and accepts such designation, the successor shall, without further act, become vested with all the estate, rights, powers, discretions, and duties of his predecessor with the like effect as if he were originally named as Trustee herein immediately upon the death, resignation, incapacity, or removal of his predecessor.

          8.9.5 Statement. Whenever any Trustee hereunder ceases to serve as such, he shall furnish to the Employer and Administrator a written statement of account with respect to the portion of the Plan Year during which he served as Trustee. This statement shall be either (a) included as part of the annual statement of account for the Plan Year required under
Section 8.7, or (b) set forth in a special statement. Any such special statement of account should be rendered to the Employer no later than the due date of the annual statement of account for the Plan Year. The procedures set forth in Section 8.7 for the approval by the Employer of annual statements of account shall apply to any special statement of account rendered hereunder and approval by the Employer of any such special statement in the manner provided in Section 8.7 shall have the same effect upon the statement as the Employer's approval of an annual statement of account. No successor to the Trustee shall have any duty or responsibility to investigate the acts or transactions of any predecessor who has rendered ali statements of account required by Section 8.7 and this subsection.

     8.10 Transfer of Interest. Notwithstanding any other provision contained in this Plan, the Trustee at the direction of the Administrator shall transfer the Vested interest, if any, of such Participant in his account to another trust forming part of a pension, profit sharing or stock bonus plan maintained by such Participant's new employer and represented by said employer in writing as meeting the requirements of Code Section 401(a), provided that the trust to which such transfers are made permits the transfer to be made.

     8.11 Direct Rollover. This Section applies to distributions made on or after January 1, 1993.

          8.11.1 Rule. Notwithstanding any provision of the Plan to the contrary that would otherwise limit a distributees election under this Section, a "distributee" may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an "eligible rollover distribution" paid directly to an "eligible retirement plan" specified by the distributee in a "direct rollover."

          8.11.2      Definitions.  For purposes of this Section 8.11:

               A. An "eligible rollover" distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributees designated beneficiary, or for a specified period of ten years or more; any distribution to the extent such distribution is required under section 401(a)(9) of the Code; and the portion of any distribution that is not includable in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities).

               B. An "eligible retirement plan" is an individual retirement account described in section 408(a) of the Code, an individual retirement annuity described in section 408(b) of the Code, an annuity plan described in section 403(a) of the Code, or a qualified trust described in section 401(a) of the Code, that accepts the distributee's eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.

               C. A "distributee" includes an Employee or former Employee. In addition, the Employee's or former Employee's surviving spouse and the Employee's or former Employee's spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in section 414(p) of the Code, are distributees with regard to the interest of the spouse or former spouse.

               D. A "direct rollover" is a payment by the plan to the eligible retirement plan specified by the distributee.

9.     AMENDMENT, TERMINATION AND MERGERS

     9.1      Amendment.

          9.1.1 General. The Employer shall have the right at any time to amend the Plan, subject to the limitations of this Section, by action of its Board of Directors or such committe as the Board may designate or authorize to amend the Plan. However, any amendment which affects the rights, duties or responsibilities of the Trustee and Administrator may only be made with the Trustee's and Administrator's written consent. Any such amendment shall become effective as provided therein upon its execution. The Trustee shall not be required to execute any such amendment unless the Trust provisions contained herein are a part of the Plan and the amendment affects the duties of the Trustee hereunder.

          9.1.2 Limitation. No amendment to the Plan shall be effective if it authorizes or permits any part of the Trust Fund (other than such part as is required to pay taxes and administration expenses) to be used for or diverted to any purpose other than for the exclusive benefit of the Participants or their Beneficiaries or estates; or causes any reduction in the amount credited to the account of any Participant; or causes or permits any portion of the Trust Fund to revert to or become property of the Employer.

          9.1.3 Protected Benefits. Except as permitted by Regulations, no Plan amendment or transaction having the effect of a Plan amendment (such as a merger, plan transfer or similar transaction) shall be effective to the extent it eliminates or reduces any "Section 411(d)(6) protected benefit" or adds or modifies conditions relating to "Section 411(d)(6) protected benefits" the result of which is a further restriction on such benefit unless such protected benefits are preserved with respect to benefits accrued as of the later of the adoption date or effective date of the amendment. "Section 411(d)(6) protected benefits" are benefits described in Code Section 411(d)(6)(A), early retirement benefits and retirement-type subsidies, and optional forms of benefit. In addition, no such amendment shall have the effect of terminating the protections and rights set forth in Section 7.12, unless such termination shall then be permitted under the applicable provisions of the Code and Regulations; such a termination is currently expressly prohibited by Regulation 54.4975-11(a)(3)(ii).

     9.2      Termination.

          9.2.1 Employer Right; Vesting. The Employer shall have the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. Upon any full or partial termination, all amounts credited to the affected Participants' Accounts shall become 100% Vested as provided in Section 7.4 and shall not thereafter be subject to forfeiture, and all unallocated amounts shall be allocated to the accounts of all Participants in accordance with the provisions hereof.

          9.2.2 Distribution of Trust Fund. Upon the full termination of the Plan, the Employer shall direct the distribution of the assets of the Trust Fund to Participants in a manner which is consistent with and satisfies the provisions of Sections 7.5 and 7.6. Except as permitted by Regulations, the termination of the Plan shall not result in the reduction of "Section 411(d)(6) protected benefits" in accordance with Section 9.1.3, above.

     9.3 Merger or Consolidation. This Plan and Trust may be merged or consolidated with, or its assets and/or liabilities may be transferred to any other plan and trust only if the benefits which would be received by a Participant of this Plan, in the event of a termination of the plan immediately after such transfer, merger or consolidation, are at least equal to the benefits the Participant would have received if the Plan had terminated immediately before the transfer, merger or consolidation, and such transfer, merger or consolidation does not otherwise result in the elimination or reduction of any "Section 411(d)(6) protected benefits" in accordance with Section 9.1.3, above.

10.     MISCELLANEOUS

     10.1 Participant's Rights. This Plan shall not be deemed to constitute a contract between the Employer and any Participant or to be a consideration or an inducement for the employment of any Participant or Employee. Nothing contained in this Plan shall be deemed to give any Participant or Employee the right to be retained in the service of the Employer or to interfere with the right of the Employer to discharge any Participant or Employee at any time regardless of the effect which such discharge shall have upon him as a Participant of this Plan.

     10.2      Alienation.

          10.2.1 Prohibition. Subject to the exceptions provided below, no benefit which shall be payable out of the Trust Fund to any person (including a Participant or his Beneficiary) shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or charge, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, or charge the same shall be void; and no such benefit shall in any manner be liable for, or subject to, the debts, contracts, liabilities, engagements, or torts of any such person, nor shall it be subject to attachment or legal process for or against such person, and the same shall not be recognized by the Trustee, except to such extent as may be required by law.

          10.2.2 Exception: QDROS. This provision shall not apply to a "qualified domestic relations order" defined in Code Section 414(p), and those other domestic relations orders permitted to be so treated by the Administrator under the provisions of the Retirement Equity Act of 1984. The Administrator shall establish a written procedure to determine the qualified status of domestic relations orders and to administer distributions under such qualified orders. Further, to the extent provided under a "qualified domestic relations order", a former spouse of a Participant shall be treated as the spouse or surviving spouse for all purposes under the Plan.

     10.3 Construction of Plan. This Plan and Trust shall be construed and enforced according to the Act and the laws of the State of California, other than its laws respecting choice of law, to the extent not preempted by the Act.

     10.4 Gender and Number. Wherever any words are used herein in the masculine, feminine or neuter gender, they shall be construed as though they were also used in another gender in all cases where they would so apply, and whenever any words are used herein in the singular or plural form, they shall be construed as though they were also used in the other form in all cases where they would so apply.

     10.5 Legal Action. In the event any claim, suit, or proceeding is brought regarding the Trust and/or Plan established hereunder to which the Trustee or the Administrator may be a party, and such claim, suit, or proceeding is resolved in favor of the Trustee or Administrator, they shall be entitled to be reimbursed from the Trust Fund for any and all costs, attorney's fees, and other expenses pertaining thereto incurred by them for which they shall have become liable.

     10.6      Prohibition Against Diversion of Funds.

          10.6.1 Exclusive Benefit. Except as provided below and otherwise specifically permitted by law, it shall be impossible by operation of the Plan or of the Trust, by termination of either, by power of revocation or amendment, by the happening of any contingency, by collateral arrangement or by any other means, for any part of the corpus or income of any trust fund maintained pursuant to the Plan or any funds contributed thereto to be used for, or diverted to, purposes other than the exclusive benefit of Participants, Retired Participants, or their Beneficiaries.

          10.6.2 Excess Contributions. In the event the Employer shall make an excessive contribution under a mistake of fact pursuant to Act Section 403(c)(2)(A), the Employer may demand repayment of such excessive contribution at any time within one (1) year following the time of payment and the Trustees shall return such amount to the Employer within the one (1) year period. Earnings of the Plan attributable to the excess contributions may not be returned to the Employer but any losses attributable thereto must reduce the amount so returned.

     10.7 Bonding. Every Fiduciary, except a bank or an insurance company, unless exempted by the Act and regulations thereunder, shall be bonded in an amount not less than 10% of the amount of the funds such Fiduciary handles; provided, however, that the minimum bond shall be $1,000 and the maximum bond, $500,000. The amount of funds handled shall be determined at the beginning of each Plan Year by the amount of funds handled by such person, group, or class to be covered and their predecessors, if any, during the preceding Plan Year, or if there is no preceding Plan Year, then by the amount of the funds to be handled during the then current year. The bond shall provide protection to the Plan against any loss by reason of acts of fraud or dishonesty by the Fiduciary alone or in connivance with others. The surety shall be a corporate surety company (as such term is used in Act Section 412(a)(2)), and the bond shall be in a form approved by the Secretary of Labor. Notwithstanding anything in the Plan to the contrary, the cost of such bonds shall be an expense of and may, at the election of the Administrator, be paid from the Trust Fund or by the Employer.

     10.8 Employer's and Trustee's Protective Clause. Neither the Employer nor the Trustee, nor their successors, shall be responsible for the validity of any Contract issued hereunder or for the failure on the part of the insurer to make payments provided by any such Contract, or for the action of any person which may delay payment or render a Contract null and void or unenforceable in whole or in part.

     10.9 Insurer's Protective Clause. Any insurer who shall issue Contracts hereunder shall not have any responsibility for the validity of this Plan or for the tax or legal aspects of this Plan. The insurer shall be protected and held harmless in acting in accordance with any written direction of the Trustee, and shall have no duty to see to the application of any funds paid to the Trustee, nor be required to question any actions directed by the Trustee. Regardless of any provision of this Plan, the insurer shall not be required to take or permit any action or allow any benefit or privilege contrary to the terms of any Contract which it issues hereunder, or the rules of the insurer.

     10.10 Receipt and Release for Payments. Any payment to any Participant, his legal representative, Beneficiary, or to any guardian or committee appointed for such Participant or Beneficiary in accordance with the provisions of the Plan, shall, to the extent thereof, be in full satisfaction of all claims hereunder against the Trustee and the Employer, either of whom may require such Participant, legal representative, Beneficiary, guardian or committee, as a condition precedent to such payment, to execute a receipt and release thereof in such form as shall be determined by the Trustee or Employer.

     10.11 Action by the Employer. Whenever the Employer under the terms of the Plan is permitted or required to do or perform any act or matter or thing, it shall be done and performed by a person duly authorized by its legally constituted authority.

     10.12 Named Fiduciaries and Allocation of Responsibility. The "named Fiduciaries" of this Plan are (1) the Employer, (2) the Administrator and (3) the Trustee. The named Fiduciaries shall have only those specific powers, duties, responsibilities, and obligations as are specifically given them under the Plan. In general, the Employer shall have the sole responsibility for making the contributions provided for under Section 4.1; and shall have the sole authority to appoint and remove the Trustee and the Administrator; to formulate the Plan's "funding policy and method"; and to amend or terminate, in whole or in part, the Plan. The Administrator shall have the sole responsibility for the administration of the Plan, which responsibility is specifically described in the Plan. The Trustee shall have the sole responsibility of management of the assets held under the Trust, except those assets, the management of which has been assigned to an Investment Manager, who shall be solely responsible for the management of the assets assigned to it, all as specifically provided in the Plan. Each named Fiduciary warrants that any directions given, information furnished, or action taken by it shall be in accordance with the provisions of the Plan, authorizing or providing for such direction, information or action. Furthermore, each named Fiduciary may rely upon any such direction, information or action of another named Fiduciary as being proper under the Plan, and is not required under the Plan to inquire into the propriety of any such direction, information or action. It is intended under the Plan that each named Fiduciary shall be responsible for the proper exercise of its own powers, duties, responsibilities and obligations under the Plan. No named Fiduciary shall guarantee the Trust Fund in any manner against investment loss or depreciation in asset value. Any person or group may serve in more than one Fiduciary capacity. In the furtherance of their responsibilities hereunder, the "named Fiduciaries" shall be empowered to interpret the Plan and Trust and to resolve ambiguities, inconsistencies and omissions, which findings shall be binding, final and conclusive.

     10.13 Headings. The headings and subheadings of this Plan have been inserted for convenience of reference and are to be ignored in any construction of the provisions hereof.

     10.14      Approval by Internal Revenue Service.

          10.14.1 Qualification. Notwithstanding anything herein to the contrary, contributions to this Plan are conditioned upon the initial qualification of the Plan under Code Section 401. if the Plan receives an adverse determination with respect to its initial qualification, then the Plan may return such contributions to the Employer within one year after such determination, provided the application for the determination is made by the time prescribed by law for filing the Employer's return for the taxable year in which the Plan was adopted, or such later date as the Secretary of the Treasury may prescribe.

          10.14.2 Deductibility. Notwithstanding any provisions to the contrary, except Sections 3.6, and 3.7, and the last clause of Section 4.1.3, any contribution by the Employer to the Trust Fund is conditioned upon the deductibility of the contribution by the Employer under the Code and, to the extent any such deduction is disallowed, the Employer may, within one (1) year following the disallowance of the deduction, demand repayment of such disallowed contribution and the Trustee shall return such contribution within one (1) year following the disallowance. Earnings of the Plan attributable to the excess contribution may not be returned to the Employer, but any losses attributable thereto must reduce the amount so returned.

     10.15 Uniformity. All provisions of this Plan shall be interpreted and applied in a uniform, nondiscriminatory manner. In the event of any conflict between the terms of this Plan and any Contract purchased hereunder, the Plan provisions shall control.

     10.16 Securities and Exchange Commission Approval. The Employer may request an interpretative letter from the Securities and Exchange Commission stating that the transfers of Company Stock contemplated hereunder do not involve transactions requiring a registration of such Company Stock under the Securities Act of 1933. In the event that a favorable interpretative letter is not obtained, the Employer reserves the right to amend the Plan and Trust retroactively to their Effective Dates in order to obtain a favorable interpretative letter or to terminate the Plan.

     IN WITNESS WHEREOF, this Plan has been executed the day and year first above written.



"EMPLOYER:"

SANTA BARBARA BANK & TRUST, a California corporation


By
  Jay D. Smith, Senior Vice       President


"TRUSTEE:"

SANTA BARBARA BANK & TRUST, a California corporation


By
  Janice Kroekel, Assistant            Vice President